Filed Pursuant to Rule 424(b)(4)
Registration No. 333-149018

PROSPECTUS

16,200,000 Shares

China Clean Energy Inc.

Common Stock

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 16,200,000 shares of our common stock, which includes (i) 10,000,000 shares issued to investors in a private placement and (ii) 6,200,000 shares issuable upon the exercise of warrants with an exercise price of $2.00 per share. All of these shares of our common stock are being offered for resale by the selling stockholders.

The prices at which the selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. However, we will receive proceeds from the exercise of the warrants if they are exercised by the selling stockholders.

We will bear all costs relating to the registration of these shares of our common stock, other than any selling stockholders’ legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “CCGY.OB”. The last reported sale price of our common stock as reported by the OTC Bulletin Board on January 29, 2008, was $1.76 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 8, 2008

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis or Plan of Operation,” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to the “Company,” “we,” “our” and “us” for periods prior to the closing of our reverse merger on October 24, 2006, refer to China Clean Energy Resources, Ltd., a private British Virgin Islands corporation that is now our wholly-owned subsidiary, and references to the “Company,” “we,” “our” and “us” for periods subsequent to the closing of the reverse merger on October 24, 2006, refer to China Clean Energy Inc., a publicly traded company, and its subsidiary, China Clean Energy Resources, Ltd.

Overview

We synthesize and distribute renewable fuel products and specialty chemicals to customers in both the People’s Republic of China and abroad. Our strategy is to profitably commercialize our patented, proprietary technology and become the industry leader in the production of biodiesel and specialty chemicals located within the People’s Republic of China. We currently own a refinery which can both continuously produce biodiesel and specialty chemicals in the Fulong Industrial Zone within Fuqing City, Fujian Province of the People’s Republic of China. Our refinery is capable of producing 10,000 tons of biodiesel per year and 18,000 tons of specialty chemicals per year. Moreover, we are in the process of building a second biodiesel refinery at the nearby Jiangyin Industrial Park with an annual biodiesel production capacity of 100,000 tons or 30 million gallons per year.

Our biodiesel can be used in diesel engines with no modifications as 100% biodiesel (B100) or mixed with petroleum diesel—most commonly as a 20% biodiesel blend (B20). A blended biodiesel may enhance petroleum diesel because it has the ability to extend engine life and decrease operating expense due to the increase in engine lubricity. Furthermore, biodiesel is biodegradable, nontoxic and essentially free of sulfur and aromatics. Currently, the key markets for biodiesel are mass transit vehicles, commercial fleets and marine fleets, as well as for general use in environmentally-sensitive areas.

Our History

We were formed in the State of Delaware on November 12, 2004 as a Canadian based resource exploration company. On October 24, 2006 we entered into a Share Exchange Agreement with China Clean Energy Resources, Ltd., its shareholders and both Chet Kurzawski and Doug Reid, our sole officers and directors at the time. Upon closing of the transactions contemplated by the Share Exchange Agreement, the shareholders of China Clean Energy Resources, Ltd. exchanged their entire interest in China Clean Energy Resources, Ltd. for an aggregate of 15,995,000 shares of our common stock, thus causing China Clean Energy Resources, Ltd. to become our wholly-owned subsidiary.

At the time we negotiated the Share Exchange Agreement we had yet to complete any mineral exploration activities and thus decided to abandon this line of business in favor of manufacturing and distributing biodiesel and specialty chemicals from renewable resources inside the People’s Republic of China. In anticipation of this transition, on October 13, 2006 we both changed our corporate name from Hurley Exploration Inc. to China Clean Energy Inc. and effectuated a 1-for-2.26187510124 reverse stock split.

The chart below depicts our current corporate structure. As depicted below:

•	we own 100% of the capital stock of China Clean Energy Resources, Ltd. and have no other direct subsidiaries;

•	China Clean Energy Resources, Ltd. owns 100% of the capital stock of Fujian Zhongde Technology Co., Ltd. and has no other subsidiaries; and

•	Fujian Zhongde Technology Co., Ltd., a wholly-owned direct subsidiary of China Clean Energy Resources, Ltd., has no subsidiaries.

•	Fujian Zhongde Energy Co., Ltd, a wholly-owned direct subsidiary of China Clean Energy Resources, Ltd., has no subsidiaries.

All of our operations are conducted by and through Fujian Zhongde Technology Co., Ltd. and Fujian Zhongde Energy Co., Ltd., in the People’s Republic of China.

The Offering

Common stock offered by the selling stockholders::	16,200,000 shares, consisting of 10,000,000 shares issued to investors in a private placement and 6,200,000 shares issuable upon the exercise of outstanding warrants.

Offering price:	Market price or privately negotiated prices.

Common stock outstanding after this offering:	31,512,269 shares (1)

Use of proceeds:	We will not receive any proceeds from the sale of the shares of common stock but will receive proceeds from the exercise of the warrants which proceeds will be used for working capital purposes.

OTC Bulletin Board symbol:	CCGY.OB

Risk Factors:
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1) The number of outstanding shares after the offering is based upon 31,512,269 shares outstanding as of February 1, 2008.

The number of shares of common stock outstanding after this offering excludes:

•	6,200,000 shares of common stock issuable upon the exercise of currently outstanding warrants with an exercise price of $2.00 per share; and

•
1,330,000 shares of common stock issuable upon the exercise of currently outstanding options with exercise prices ranging from $2.50 to $3.00 and having a weighted average exercise price of $2.75 per share.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock you should carefully consider the following risks, together with the financial and other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment.

Risks Relating to Our Business

We have a limited history of producing biodiesel, which makes it difficult to evaluate our business.

Currently, we have only one manufacturing facility, which began producing biodiesel in 2005. We began selling biodiesel in December 2005. Our limited operating history as a manufacturer and distributor of biodiesel makes it difficult for prospective investors to evaluate our business. Therefore, our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the biodiesel industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services, and technologies. Despite best efforts, we may never overcome these obstacles to financial success.

Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources and the sale and distribution of our biodiesel on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Unanticipated problems in our engineering and construction operations may harm our business and viability.

Our future cash flow depends on our ability to timely design, construct and complete two or three new biodiesel refineries. If our engineering and construction operations are disrupted and/or the economic integrity of these projects is threatened for unexpected reasons (including, but not limited to, technical difficulties, poor weather conditions, and business interruptions due to terrorism or otherwise), our business may experience a substantial setback. Because we are at the early stages of constructing a new facility, we are particularly vulnerable to events such as these. Prolonged problems may threaten the commercial viability of construction of our planned facilities. Moreover, the occurrence of significant unforeseen conditions or events in connection with construction of our new facility may require us to reexamine our business model. Any change to our business model may adversely affect our business.

Our results of operations, financial position and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results are substantially dependent on commodity prices, especially prices for feedstock, specialty chemicals, biodiesel, petroleum diesel and materials used in the construction of our proposed refineries. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions and factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply as well as foreign currency exchange rates compared to RMB, which may affect our specialty chemical exports and some feedstock imports. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, foreign exchange rate fluctuation, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstock.

Biodiesel is a commodity whose price is determined based on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for crude oil and biodiesel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel refineries and on our general financial condition. Price fluctuations for biodiesel may also impact the investment market, and our ability to raise investor capital. Any future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and future results of operations.

We may be unable to obtain the additional capital required to implement our business plan, which will negatively impact our ability to grow our business.

We expect that current capital and other existing resources will be sufficient only to provide a limited amount of working capital. On their own, the revenues generated from the designing and building biodiesel refineries and the proceeds from our recently completed private placement of securities IS not currently sufficient to fully fund operations and planned growth. We will require an estimated $11 million of additional capital to continue to expand our business beyond the initial phase. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

Future construction and operation of biodiesel refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel industry, the fact that we are a new enterprise without a proven operating history, the location of our biodiesel refineries in the People’s Republic of China and the price of biodiesel and oil on the commodities market, which will impact the amount of available asset-based financing. Furthermore, if petroleum or biodiesel prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

 Our reliance upon a limited number of feedstock suppliers may hinder our ability to be profitable.

Eight feedstock suppliers collectively provide us with approximately 100% of our feedstock and our two largest suppliers, Fuqing Zhongde Waste Oil Recycling Co., Ltd. and Fujian Quanzhou Zhongyuanlong Chemical Company Ltd,. each supplied approximately 52.91% and 20.45% of our feedstock respectively in 2007. Should any of these suppliers terminate their supply relationships with us, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us, we may be unable to procure sufficient feedstock to satisfy demand for our end products. Moreover, there is presently a finite number of feedstock suppliers within the People’s Republic of China. Thus, as demand for biodiesel products continues to increase, feedstock supplies will likely decrease, causing the price of feedstock to increase proportionally. If we are unable to obtain adequate quantities of feedstock at economically viable prices, our business could become unprofitable and investors could suffer a loss with respect to their investment in us.

Price declines in petro-based diesel due to alternative energy discoveries or enhanced supply of oil could negatively impact demand for our biodiesel.

Our biodiesel product is currently sold in the People’s Republic of China as a substitute to petro-based diesel As a result, demand for our biodiesel could be negatively impacted should the Chinese government lower the retail prices of fuel, including diesel, due to the discovery of new oil fields or energy technology inventions.

Strategic relationships upon which we may rely are subject to change, leading to uncertainty and a negative impact on our business.

Our ability to identify and enter into commercial arrangements with feedstock suppliers, construction contractors, equipment fabricators and customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will use the business relationships of management in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of the management team leave us. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively impacted.

A large portion of our sales is concentrated in a few major customers; loss of any of those customers would have a material adverse impact on our revenues.

Our five largest customers accounted for approximately 32.84% of our sales in 2006 and 48.67 % of our sales in 2007. Our two largest customers accounted for more than 21.19% of sales in 2006 and for more than 26.53% of sales in 2007. If not replaced, the loss of any of these customers could significantly reduce our revenues and adversely affect the value of an investment in us.

We are dependent on others for sales of a significant portion of our products, which may place us at a competitive disadvantage and reduce profitability.

We only have a small sales force of our own to market our biodiesel and specialty chemical products. As such, we expect to contract with third parties to market and distribute some of our specialty chemical products. We have no definitive agreements at this time. As a result, we will be somewhat dependent on whomever we contract with to market our biodiesel and specialty chemical products. There is no assurance that we will be able to enter into contracts with any specialty chemical products brokers or distributors on acceptable terms. If any of our distributors breaches its contract with us or does not have the ability, for financial or other reasons, to market all of the specialty chemicals products we produce, we will not have any other readily available means to sell our products. Our lack of a sufficient sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel or specialty chemical products may result in less income from sales.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract other employees to expand our business.

We rely heavily on the services of Tai-ming Ou, our Chief Executive Officer, as well as several other senior management personnel. Loss of the services of any of such individuals would adversely impact our operations. In addition, we believe that our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors. We believe that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. For example, we presently do not have any directors or officers, other than Gary Zhao, our Chief Financial Officer, who have experience with preparing disclosure mandated by U.S. securities laws and we will be required to engage such persons, and independent directors, in order to satisfy the initial listing standards of the major exchanges on which we may seek to list our common stock. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

We plan to grow very rapidly, which will place strains on management and other resources.

We plan to grow rapidly and significantly expand our operations. This growth will place a significant strain on management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We have a relatively short operating history and have not implemented sophisticated managerial, operational and financial systems and controls. We are required to manage multiple relationships with various strategic partners, technology licensors, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth or in the number of third party relationships, and our systems, procedures or controls may not be adequate to support our operations and management may be unable to manage growth effectively. To manage our expected growth, we will be required to significantly improve or replace existing managerial, financial and operational systems, procedures and controls, and to expand, train and manage our growing employee base. We will be required to expand our finance, administrative and operations staff. We may be unable to complete in a timely manner the improvements to our systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Increases in our energy expenses will negatively impact operating results and financial condition.

Our biodiesel and specialty chemical production costs will be dependent on the costs of the energy sources used to run our refineries. These costs are subject to fluctuations and variations in different locales in which we intend to operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

 We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business.

Our business plan focuses on designing, building and operating biodiesel refineries for our own account. Although we were able to successfully enter into an agreement to purchase land use rights in Jiang Yin, People’s Republic of China to construct our second biodiesel refinery for our own account, our ability to acquire quality and reliable properties and facilities in the future may be unpredictable and we may be required to delay construction of our facilities, which will create unanticipated costs and delays. In the event that we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel refineries, our future prospects for profitability will likely be substantially limited, and our financial condition and resulting operations may be adversely affected.

The production, sale and distribution of biodiesel are dependent on the sufficiency of necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	adequate highway or rail capacity, including sufficient numbers of dedicated tanker trucks or cars;

•	sufficient storage facilities for feedstock and biodiesel;

•	increases in truck fleets capable of transporting biodiesel within localized markets; and

•	expansion of independent filling stations

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent and other intellectual property protection for our technologies and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We have obtained or developed rights to one patent and one patent application in the People’s Republic of China, and may, in the future, seek rights from third parties to other patent applications or patented technology. Significant aspects of our technology are currently protected as trade secrets, for which we intend to file patent applications when appropriate. There can be no assurance that a patent will issue from the patent application filed or that the scope of any claims granted in any patent will provide us with proprietary protection or a competitive advantage. We cannot be certain that the creators of our technology were the first inventors of inventions covered by our patent and patent application or that they were the first to file. Accordingly, there can be no assurance that our patent and patent application are valid or will afford us with protection against competitors with similar technology. The failure to obtain or maintain patent or other intellectual property protection on the technologies underlying our biodiesel refining and specialty chemical manufacturing processes may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. There can be no assurance that a license will be available to us, if at all, upon terms and conditions acceptable to us or that we will prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and there can be no assurance that we will have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

We face significant competition, which may negatively impact our future growth.

We face competition from other producers of biodiesel with respect to the procurement of feedstock, obtaining suitable properties for the construction of biodiesel refineries and selling biodiesel and related products. Such competition could be intense thus driving up the cost of feedstock and driving down the price for our products. Competition will likely increase as prices of energy on the commodities market, including petroleum and biodiesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. Increased competition could also have a negative impact on our ability to obtain additional capital from investors. Larger foreign owned and domestic companies that have been engaged in this business for substantially longer periods of time may have access to greater resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and fuel marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Our business is subject to local legal, political, and economic factors that are beyond our control.

We believe that the current political environment for construction of biodiesel refineries is sufficiently supportive to enable us to plan and implement our operations. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, laws or policies affecting mandates or incentives to promote the use of biodiesel, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the biodiesel industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in biodiesel, financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business and future financial results.

Our business will suffer if we cannot obtain or maintain necessary permits or licenses.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the People’s Republic of China. We believe that we either hold or will be able to obtain all necessary licenses and permits to carry on the activities that we contemplate, and that we will be able to obtain the licenses and permits necessary for our future biodiesel refineries and operations. However, our ability to obtain, sustain, or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain, loss of, or denial of, extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our prospects, business, financial condition and our results of operation.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended. Under these rules, among other things, we must evaluate the effectiveness of our internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Our operations are susceptible to interruption from natural disasters.

Our refineries are located in Fuqing City, Fujian Province of the People’s Republic of China. Historically, this region has suffered damage from typhoons or other natural disasters. Should any of these natural events occur, it would likely slow down our new refinery development and construction plans, thus adversely impacting current operations and future growth plans.

Risks Related to Doing Business in the People’s Republic of China

We face the risk that changes in the policies of the government of the People’s Republic of China could have a significant impact upon our business and profitability.

The economy of the People’s Republic of China is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the People’s Republic of China can have significant effects on the economic conditions of the People’s Republic of China. The government of the People’s Republic of China has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the People’s Republic of China will continue to strengthen its economic and trading relationships with foreign countries and business development in the People’s Republic of China will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the government of the People’s Republic of China could adversely affect our interests by, among other factors:

•	changes in laws,

•	imposition of new regulations or the interpretations of such regulations,

•	confiscatory taxation,

•	restrictions on currency conversion, imports or sources of supplies, or

•	the expropriation or nationalization of private enterprises.

Although the government of the People’s Republic of China has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the People’s Republic of China.

The laws and regulations of the People’s Republic of China governing our current business operations are sometimes vague and uncertain. Any changes in these laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of laws and regulations of the People’s Republic of China, including but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We are considered a foreign person or foreign funded enterprise under the laws of the People’s Republic of China, and, as such, we are required to comply with the laws and regulations of the People’s Republic of China. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of the People’s Republic of China may have on our businesses.

A slowdown or other adverse developments in the economy of the People’s Republic of China may materially and adversely affect our customers, demand for our products and our business.

Much of our operations are conducted in the People’s Republic of China. In the fiscal year 2007, approximately 67.54% of our revenue was generated from sales in the People’s Republic of China. Although the economy of the People’s Republic of China has grown significantly in recent years, we cannot assure investors that such growth will continue. The renewable energy industry in the People’s Republic of China is relatively new and growing, and we therefore do not know how sensitive it is to a slowdown in economic growth or other adverse changes in the economy of the People’s Republic of China. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the People’s Republic of China could materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the People’s Republic of China could negatively affect our profitability and growth.

While the People’s Republic of China economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the People’s Republic of China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. On October 28, 2004, the People’s Bank of China, the People’s Republic of China’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns. Repeated rises in interest rates by the central bank would likely slow economic activity in the People’s Republic of China, which could, in turn, materially increase our costs and also reduce demand for our products.

Governmental control of currency conversion may affect the value of an investment in us.

The government of the People’s Republic of China imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the People’s Republic of China. In 2007, approximately 67.54 % of our revenues was received in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing People’s Republic of China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the People’s Republic of China State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required whenever Renminbi is to be converted into foreign currency and remitted out of the People’s Republic of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

The People’s Republic of China may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect investments in us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic climate of the People’s Republic of China. As part of our business relies on revenues earned in the People’s Republic of China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi that we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the People’s Republic of China changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 12% appreciation of the Renminbi against the U.S. dollar as of December 31, 2007. While the international reaction to the Renminbi revaluation has generally been positive, pressure remains on the People’s Republic of China to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Recent People’s Republic of China State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by residents of the People’s Republic of China have undergone a number of changes that may increase the administrative burden we face. The failure by our stockholders who are residents of the People’s Republic of China to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our People’s Republic of China resident stockholders to liability under the laws of the People’s Republic of China.

SAFE issued a public notice (the “October Notice”) effective November 1, 2005 that requires registration with SAFE by the People’s Republic of China resident stockholders of any foreign holding company of a People’s Republic of China entity. Without registration, the People’s Republic of China entity cannot remit any of its profits out of the People’s Republic of China as dividends or otherwise. However, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. While our local counsel has advised us that only the People’s Republic of China resident stockholders who receive the ownership of the foreign holding company in exchange for ownership in the People’s Republic of China operating company are subject to the October Notice, there can be no assurance that SAFE will not require our other People’s Republic of China resident stockholders to make disclosure. In addition, the October Notice requires that any monies remitted to residents of the People’s Republic of China outside of the People’s Republic of China be returned within 180 days. However, there is no indication of what the penalty will be for failure to comply or if stockholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

In the event that the proper procedures are not followed under the SAFE October Notice, we could lose the ability to remit monies outside of the People’s Republic of China and would therefore be unable to pay dividends or make other distributions. Our People’s Republic of China resident stockholders could be subject to fines, other sanctions and even criminal liabilities under the People’s Republic of China Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

Our current tax status is uncertain, exposing us to potential liability.

Pursuant to the relevant laws and regulations in the People’s Republic of China, Fujian Zhongde Technology Co., Ltd., as a wholly-owned foreign enterprise (“WOFE”) in the People’s Republic of China, is entitled to an exemption from the People’s Republic of China enterprise income tax in 2007 and 50% relief from the People’s Republic of China enterprise income tax for the next three years beginning in 2008. However, since our new subsidiary, Fujian Zhongde Energy Co., Ltd., is a newly registered WOFE, the corporate income tax status for this new subsidiary is not clear at this point.

Further, there can be no assurance that the central government will not audit our previous tax returns and payments and require that we pay additional taxes and penalties in the future that could materially and adversely affect our business and financial condition.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the People’s Republic of China, where much of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that would adversely disrupt our operations. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our principal assets are located outside of the U.S. and all of our directors and officers reside outside of the U.S., it may be difficult for investors to enforce their rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce a U.S. court judgment against us or them in the People’s Republic of China.

All of our directors and officers reside outside of the U.S. In addition, Fujian Zhongde Technology Co., Ltd. and Fujian Zhongde Energy Co., Ltd., our operating subsidiaries, are located in the People’s Republic of China and substantially all of their assets are located outside of the U.S. It may therefore be difficult or impossible for investors in the U.S. to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or the People’s Republic of China and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in the People’s Republic of China courts. Further, it is unclear if extradition treaties now in effect between the U.S. and the People’s Republic of China would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. federal securities laws or otherwise.

We may have difficulty establishing adequate management, legal and financial controls in the People’s Republic of China.

The People’s Republic of China historically has not adopted a western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People’s Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards.

Risks Relating to Our Organization

Our executive officers beneficially own a substantial percentage of our outstanding common stock, which gives them control over certain major decisions on which our stockholders may vote, which may discourage an acquisition of us.

Tai-ming Ou, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 27% of our outstanding common stock and our directors and executive officers as a group collectively own approximately 34% of our outstanding shares. The interests of management may differ from the interests of other stockholders. As a result, our executive management will have the right and ability to exert significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	electing or defeating the election of directors;

•	amending or preventing amendment of our Certificate of Incorporation or By-laws;

•	effecting or preventing a merger, sale of assets or other corporate transaction; and

•	the outcome of any other matter submitted to the stockholders for vote.

Our management’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a reverse merger. Specifically, securities analysts of major brokerage firms may not provide coverage of us because there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf.

Risks Relating to Our Common Stock

Our stock price may be volatile, so investors could lose their investment.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

•	sales of the common stock, particularly following effectiveness of the resale registration statement of which this prospectus forms a part;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	industry developments;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

There may be a limited market for our securities and we may fail to qualify for a listing on a national securities exchange such as the NASDAQ Stock Market or the American Stock Exchange.

Although we plan on applying for listing of our common stock on a national stock exchange such as the NASDAQ Stock Market or the American Stock Exchange once we meet the qualifications, there can be no assurance that our initial listing application will be granted, when the required listing criteria will be met or when, or if, our application will be granted. Thereafter, there can be no assurance that trading of our common stock on such a market will be sustained or desirable. In the event that our common stock fails to qualify for initial or continued inclusion, our common stock could thereafter only be quoted on the OTC Bulletin Board or in what are commonly referred to as the “pink sheets.” Under such circumstances, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers, such as financial institutions, hedge funds, and large investors.

Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital.

Our common stock is currently deemed a “penny stock,” which could make it more difficult for investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under section 15(g) of the Securities Exchange Act of 1934, as amended. The penny stock rules apply to companies whose common stock is not listed on a national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Because our securities are currently subject to the penny stock rules, stockholders will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of common stock in the public market, including shares issued upon the effectiveness of the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933, as amended, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Provisions of our Certificate of Incorporation and Delaware law could deter a change of control, which could discourage or delay offers to acquire us.

Provisions of our Certificate of Incorporation and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to stockholders. For example, our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by stockholders.

Our Certificate of Incorporation authorizes the board to create new series of preferred stock without further approval by stockholders, which could adversely affect the rights of the holders of common stock.

Pursuant to our Certificate of Incorporation, our Board of Directors has the authority to fix and determine the relative rights and preferences of our preferred stock. The Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, the Board of Directors could authorize the issuance of a series of preferred stock that grants holders a liquidation preference, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to have their shares redeemed by us, together with a premium, prior to the any redemption of our common stock. In addition, our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than the common stock or that is convertible into common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers. In the period since the OTC Bulletin Board began quoting our common stock on July 6, 2006 through January 29, 2008, our high and low bid prices were $3.10 and $0.22 , respectively. We expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The elimination of monetary liability against our directors under Delaware law and the existence of indemnification rights to our directors may result in substantial expenditures by us and may discourage lawsuits against our directors.

Our Certificate of Incorporation provides that, to the fullest extent that the General Corporation Law of the State of Delaware permits, none of our directors shall be personally liable to either us or our stockholders for any breach in his or her fiduciary duties as a director. This provision creates an indemnification obligation by us that could ultimately cause us to incur substantial expenditures to cover the cost of settlement or damage awards against our directors. This provision and resultant costs may also discourage us from bringing a lawsuit against directors for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors even though such actions, if successful, might otherwise benefit us and our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment and regulations. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and will probably not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. You should review carefully the section entitled “Risk Factors” beginning on page of this prospectus for a discussion of the risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock, which warrants have a cashless exercise option. If, however, a selling stockholder were to exercise its warrants for cash, the selling stockholder would pay us the exercise price of the warrants.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since July 6, 2006. From July 6, 2006 through October 22, 2006, our trading symbol was HXPL.OB and since October 23, 2006 our trading symbol has been CCGY.OB. Prior to October 23, 2006, there was no active market for our common stock. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year 2008	High	Low
First Quarter (through January 29, 2008)	$2.29	$1.77

Fiscal Year 2007	High	Low
First Quarter	$3.10	$1.85
Second Quarter	$2.74	$1.35
Third Quarter	$2.25	$1.10
Fourth Quarter	$2.81	$1.60

Fiscal Year 2006	High	Low
Fourth Quarter (from October 23, 2006)	$2.70	$0.22

The last reported sales price of our common stock on the OTC Bulletin Board on January 29, 2008, was $1.77 per share. As of January 17, 2008, there were approximately 108 holders of record of our common stock.

DIVIDEND POLICY

In the past, we have not declared or paid cash dividends on our common stock, and we do not intend to pay any cash dividends on our common stock. Rather, we intend to retain future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Company Overview

We were originally incorporated in Delaware under the name “Hurley Exploration Inc.” on November 12, 2004 to conduct mineral exploration activities. On October 13, 2006, in anticipation of our acquisition of China Clean Energy Resources, Ltd., we abandoned this enterprise and changed our name to China Clean Energy Inc. On October 24, 2006, we acquired China Clean Energy Resources, Ltd. pursuant to the terms of a Share Exchange Agreement. This transaction was accounted for as a reverse acquisition (recapitalization), with China Clean Energy Resources, Ltd. deemed to be the accounting acquirer and us as the legal acquirer. Accordingly, the financial statements are those of China Clean Energy Resources, Ltd. and its subsidiary to October 24, 2006. The basis of the assets, liabilities and retained earnings of China Clean Energy Resources, Ltd., the accounting acquirer, were carried over in the recapitalization. Upon the closing of this transaction, we became a Chinese renewable resource-based biodiesel and specialty chemicals manufacturer and distributor.

China Clean Energy Resources, Ltd. was incorporated in the British Virgin Islands on February 13, 2006 for the sole purpose of holding a 100% interest in Fujian Zhongde Technology Co., Ltd. As such, China Clean Energy Resources, Ltd. does not conduct any substantive operations of its own, but rather conducts its primary business operations through Fujian Zhongde Technology Co., Ltd., a Chinese company that was incorporated in the Province of Fujian, China on July 10, 1995.

Discussion and Analysis of Financial Condition and Results of Operations

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006.

Revenues. During the quarter ended September 30, 2007, we had net sales of $5,459,688 (29.29% from biodiesel sales and 70.71% from specialty chemicals sales), as compared to net sales of $3,687,425 (23.72% from biodiesel sales and 76.28% from specialty chemical sales) during the quarter ended September 30, 2006, an increase of approximately 48.06%. This increase was attributable to production capacity increases both in the biodiesel and specialty chemical product lines, increased sales volume, increased selling prices for our exported specialty chemical products and increased sales force.

Gross Profit. Cost of goods sold, which consists of direct labor, feedstock, direct materials, overhead and product costs, and depreciation of production facilities, was $4,033,402 for the quarter ended September 30, 2007, as compared to cost of goods sold of $2,644,263 for the quarter ended September 30, 2006. We had a gross profit of $1,426,286 for the quarter ended September 30, 2007, as compared to gross profit of $1,043,162 for the quarter ended September 30, 2006, representing gross margins of approximately 26.12% and 28.29%, respectively. The increase in gross profits is the result of a significant increase in selling prices and sales volume in our specialty chemical export businesses as well as a sales volume increase in our biodiesel business. The decrease in our gross margin percentage is attributable to a decrease in Chinese government export tax rebates from 13% to 5% effective on July 1, 2007. Although all of our international customers had agreed with to an average 8% price increase on our exported specialty chemical products, the full price increase only went effective in August 2007. Additionally, our feedstock prices have been quite stable over the last two years. We have entered into annual contracts with the top 10 feedstock suppliers among our 50 current feedstock suppliers. Our feedstock costs (including transportation costs) were between $350 and $363 per ton in the third quarter of 2006 and between $311 and $347 per ton in the third quarter of 2007.

Selling Expenses. Selling expenses, which consist of advertising and promotion expenses, freight charges, exporting expenses, and wages and salaries totaled $164,642 for the quarter ended September 30, 2007, as compared to $100,356 for the quarter ended September 30, 2006, an increase of approximately 64.06%. This increase is primarily attributable to the increase in our special chemical product exports (approximately $1,920,240 and $1,454,781 in the quarter ended September 30, 2007 and the quarter ended September 30, 2006, respectively) and related export and freight charges, and our expanded sales team and activities that are in turn reflected in our increased sales. We believe that our selling expenses will continue to increase slightly as sales continue to grow and our specialty chemical export business continues to increase.

General and Administrative Expenses. General and administrative expenses totaled $345,436 for the quarter ended September 30, 2007, as compared to $103,172 for the quarter ended September 30, 2006, an increase of approximately 234.82%. This increase is primarily attributable to the increase in auditing, legal, investor relations, and financial advisory fees, hiring of new talents, and filings with the Securities and Exchange Commission incurred as a public company, as compared to our limited expenditures in general and administrative as a private company during the quarter ended September 30, 2006.

Net Income. We had net income of $834,586 for the quarter ended September 30, 2007, as compared to net income of $500,698 for the quarter ended September 30, 2006, an increase of approximately 66.68%. This increase in net income was attributable to the $1,772,263 increase in net sales and the $266,017 decrease in income taxes off set by the increase in cost of goods sold, selling expenses, and general administrative expenses, which totaled $1,389,139, $64,286 and $242,264, respectively. On March 9, 2007, our principal subsidiary received official approval from the Chinese Tax authority for corporate income tax exemption in 2007 and income tax reduction with a reduced income tax rate of 12%, as apposed to the standard tax rate of 25% between January 1, 2008 and December 31, 2010 as a result of our WFOE (Wholly Foreign Owned Enterprise) status approval.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues. During the year ended December 31, 2006, we had net sales of $13,489,710, as compared to net sales of $10,040,188 during the year ended December 31, 2005, an increase of approximately 34.36%. This increase is attributable to our expanded sales force and the introduction of new products.

Gross Profit. Cost of goods sold, which consists of direct labor, overhead and product costs, was $9,699,164 for the year ended December 31, 2006, as compared to cost of goods sold of $7,270,006 for the year ended December 31, 2005. We had a gross profit of $3,790,546 for the year ended December 31, 2006, as compared to gross profit of $2,770,182 for the year ended December 31, 2005, representing gross margins of approximately 28.10% and 27.59%, respectively. The increase in gross profits is attributable to increased sales.

Selling Expenses. Selling expenses, which consist of advertising and promotion expenses, freight charges, exporting expenses, and wages and salaries totaled $411,850 for the year ended December 31, 2006, as compared to $390,259 for the year ended December 31, 2005, an increase of approximately 5.53%. This increase is primarily attributable to our expanded sales team and activities that are in turn reflected in our increased sales. We believe that our selling expenses will continue to increase as sales continue to grow.

General and Administrative and Other Operating Expenses. General and administrative and other operating expenses totaled $1,233,646 for the year ended December 31, 2006, as compared to $373,171 for the year ended December 31, 2005, an increase of approximately 230.58%. This increase is primarily attributable to the increase in auditing, legal, investor relations, and financial advisory fees incurred in 2006 and our “reverse acquisition” of China Clean Energy Resources, Ltd. on October 24, 2006. Expenses for the year ended December 31, 2006, include a nonrecurring, one time charge of $464,550 for consulting fees paid in cash and stock relating to the “reverse acquisition” of China Clean Energy Resources, Ltd.

Net Income. We had net income of $1,269,860 for the year ended December 31, 2006, as compared to net income of $1,310,211 for the year ended December 31, 2005, a decrease of approximately 3%. This decrease in net income was attributable to the $860,475 increase in general and administrative and other operating expenses and the $122,810 increase in income taxes, offset by the $1,020,364 increase in gross profit. Without the nonrecurring one time charge of $464,550 relating to the “reverse acquisition” of China Clean Energy Resources Ltd., the net income for the year ended December 31, 2006 would have been $1,734,410, an increase of approximately 32%.

Liquidity and Capital Resources

General

As of September 30, 2007 and December 31, 2006, we had cash and cash equivalents of $1,330,791 and $2,241,712, respectively. The decrease in cash and cash equivalents was due primarily to the $2,619,375 used in investing activities, largely resulting from the $1,856,322 deposit paid in connection with the contract for land usage rights for our Jiangyin plant and related land improvement costs.

The land usage rights at Jiangyin industrial park, Fujian province and related land improvement costs are associated with our plan to build a second biodiesel refinery with an annual capacity of 100,000 tons, with construction already started on December 19, 2007. Construction is expected to take around 10 months.

The $1,218,752 net cash provided by operating activities during the nine months ended September 30, 2007 was primarily attributable to $2,028,402 of net income, $533,014 of depreciation and amortization expenses and a $261,341 increase in accounts payable and accrued liabilities, offset by a $876,934 increase in accounts receivable, a $710,177 increase in advance payments to suppliers and a $117,964 decrease in income taxes payable.

The $192,581 of net cash provided by financing activities during the nine months ended September 30, 2007 was primarily attributable to a $477,379 increase in long term bank loans and was offset by a $284,798 decrease in short term bank loans.

We have historically met our liquidity and capital requirements from a variety of sources, including internally generated cash, short-term borrowings from both related parties and financial institutions, and sales of common stock.

At the moment, we have only one refinery which produces both specialty chemicals and biodiesel products. The production capacities for specialty chemicals and biodiesel are at 18,000 tons per annum and 10,000 tons (or 3 million gallons) per annum, respectively.

On December 25, 2006, we executed a contract to acquire land usage rights for 50 years for certain land located in the Fujian Province of the Peoples Republic of China for a total purchase price of approximately $2,46,388. 50% of the purchase price was paid in December 2006 and January 2007, 30% was paid on March 2007, and 20% was paid in December 2007. The contract also contemplates that a new affiliated company of ours will build a new biodiesel facility with 100,000 tons (or 30 million gallons) per year of biodiesel production capacity on this land. The new refinery will cost approximately $15,000,000, including $2.5 million for land usage rights, $8.5 million for buildings, capital equipment and installation, and $4 million for working capital.

As of now, we have received various approvals from the local Chinese government on our new biodiesel refinery at the Jiangyin Industrials park, including: “Safety Approval for Risky Chemical Production project” from Fuzhou City Safe Production Monitoring Agency; “Approval for Fujian Zhongde Limited Environmental Impact from the 100,000 Biodiesel Production Facility” from Fuzhou City Environmental Protection Agency; “Approval for The Establishment and Construction of 100,000 Tons additional Annual Production of Biodiesel Project” from the Jiangyin Industrial Park Authority of Fuzhou City; and “Approval for Foreign Investment Enterprise” from Foreign Trade Commission of Fuzhou City. We have also received the final approval and the business license from Fuzhou City Industry and Commerce Bureau on November 5, 2007.

On November 1, 2007, the Chinese government raised the retail and whole sales prices for gasoline and diesel by 8% to reflect a recent surge of crude oil prices to above $95 per barrel. As a result, the retail price for petroleum-based diesel in the People’s Republic of China had increased from $636 per ton to $695 per ton. Going forward, our whole sales price for biodiesel will be increased by approximately 8% from $633 per ton to $684 effective on November 1, 2007.

Private Placement

On January 9, 2008, we completed a private placement, pursuant to which we issued 10,000,000 shares of common stock and five-year warrants to purchase 5,000,000 shares of common stock at an initial exercise price of $2.00 per share for aggregate gross proceeds of $15,000,000. In connection with this private placement, we incurred placement agent fees of approximately $1,200,000, and issued the placement agent a five-year warrants to purchase an aggregate of 1,200,000 shares of common stock at an initial exercise price of $2.00 per share. In addition, we incurred other professional fees and expenses totaling approximately $90,000 in connection with the private placement. The proceeds from the above financing will be used, in part, to construct a second biodiesel facility, as discussed above, as well as for working capital purposes.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based upon the consolidated financial statements of us and our subsidiaries, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of the financial statements we are required to make estimates and judgment that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities and Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principals upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition. We recognize sales when the revenue is realized or realizable, and has been earned, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. Our sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of our products are sold FOB (“free on board”) shipping point. Title to the product passes when the product is delivered to the freight carrier.

Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of our products that are sold in the People’s Republic of China are subject to a local value-added tax at a rate of 17% of the gross sales price or at a rate approved by the local government. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing their finished product.

 Accounts Receivable, Trade and Allowance for Doubtful Accounts. Much of our business operations are conducted in the People’s Republic of China. During the normal course of business, we extend unsecured credit to our customers. Accounts receivable, trade outstanding at September 30, 2007 and December 31, 2006 amounted to $2,645,196 and $1,768,262, respectively. Management reviews accounts receivable on a regular basis to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. As of September 30, 2007 and December 31, 2006, allowances for doubtful accounts were $394,390 and $228,604, respectively.

 Inventories. Inventories are stated at the lower of cost (first in, first out method) or at market. We review our inventory on a regular basis or to determine if any reserves are necessary for potential obsolescence. As of September 30, 2007 and December 31, 2006, we determined that no reserves were necessary.

Patent Expense. We capitalize all direct incremental costs associated with initial patent filing costs and amortize the costs over the estimated remaining life of such patent. Patents are reviewed regularly and the remaining carrying amount of any patents deemed not commercial or cost effective are written off.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation. We believe that inflation has not had a material effect on our operations to date.

Income Taxes. We adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes. Since we had no operations within the U.S., there is no provision for U.S. income taxes and there are no deferred tax amounts at September 30, 2007 and December 31, 2006. The charge for foreign income taxes is based on the results for the year as adjusted for nontaxable income and nondeductible expenses. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principal, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle current tax assets and liabilities on a net basis.

Our subsidiaries, Fujian Zhongde Technology Co., Ltd. and Fujian Zhongde Energy Co., Ltd., are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Under the Income Tax Laws, WOFEs generally are subject to an income tax at an effective rate of 25% on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions of cities for which more favorable effective tax rates apply.

Upon approval by the People’s Republic of China tax authorities, WOFE’s scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% exemption for the next three years.

As Fujian Zhongde Technology Co., Ltd. became a WOFE starting February 20, 2006 when it merged with China Clean Energy Resources, Ltd., it received the above described WOFE tax benefit upon approval from the People’s Republic of China. Fujian Zhongde Technology Co., Ltd. was exempt from income taxes in 2007 and thereafter 50% exempt for the next three years beginning in 2008.

Value Added Tax (VAT). Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the People’s Republic of China are subject to a value added tax in accordance with People’s Republic of China laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of our finished products can be used to offset the VAT due on sales of the finished product.

Fujian Zhongde Technology Co., Ltd. received a 13% refund on the VAT amount paid for exported products before July 1, 2007. Since July 1, 2007, the Chinese government had reduced the VAT refund to 5% from 13% for our exported specialty chemical products.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our financial position and results of operations.

In February 2007, FASB issued statement of Financial Accounting Standard No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, SFAS No. 159 will have on our financial statements and results of operations.

Seasonality

Our quarterly sales and operating results may vary significantly from quarter to quarter as a result of seasonal changes in market demand as well as weather. Historically, sales are highest during the third and fourth quarters as a result of good weather and robust bookings in the second quarter.

BUSINESS

Overview

We, through our wholly-owned subsidiary, Fujian Zhongde Technology Co., Ltd., are engaged in the development, manufacturing, and distribution of biodiesel and specialty chemical products made from renewable resources. Fujian Zhongde Technology Co., Ltd. was incorporated in the Fujian Province of the People’s Republic of China in 1995 and Fujian Zhongde Energy Co., Ltd. was incorporated and officially granted business license on November 5, 2007. Since inception, we have been engaged in the manufacture of high-quality specialty chemical products from renewable resources. Through cooperation with outside experts at various research institutes and our research and development efforts, we formulated a proprietary process for refining biodiesel from waste vegetable oils and waste grease. Using this proprietary process, we began producing biodiesel in 2005 and commenced selling biodiesel commercially in December 2005.

Products

Biodiesel Segment

In November 2005 we filed an application with the State Intellectual Property Office (SIPO) of the People’s Republic of China for patent protection for our method of producing biodiesel from monomer acid. The patent application is still pending and the patent has not yet been issued. In December 2005, we began producing biodiesel and currently sell our biodiesel to regional service stations.

The term “biodiesel” generally refers to methyl esters (sometimes called “fatty acid methyl esters”) made by transesterification, a chemical process that reacts a “feedstock” oil or fat with methanol and a potassium hydroxide catalyst. The “feedstock” can be vegetable oil, such as that derived from oil-seed crops (e.g. soy, sunflower, cottonseed, rapeseed, etc.), or used frying oil (e.g. yellow grease from restaurants). In addition to biodiesel, our production process typically yields co-products that can be turned into an array of valuable specialty chemicals. We believe that this specialty chemical co-production capability improves the economic viability of producing biodiesel.

According to the National Biodiesel Board (in the United States), “biodiesel” is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. Biodiesel is produced from feedstock, which comes from animal fats or vegetable oils.

According to the National Biodiesel Board, biodiesel can be used in virtually any diesel engine without modification. It can be used in its pure form (called B100) or as a blend with petroleum diesel at any ratio. It can also be stored in the same containers as petroleum diesel, which allows it to use the current fuel supply infrastructure that is already in place. Biodiesel has a higher flash point (the point at which fuel ignites) than petroleum diesel, according to the National Biodiesel Board. This characteristic makes biodiesel safer than petroleum diesel because it will not combust as easily.

A commonly used form of biodiesel is a 20% blend of biodiesel with 80% petroleum diesel, known as B20. This has become a common practice of balancing benefits with costs and addressing cold weather and solvency considerations associated with biodiesel. Biodiesel provides similar horsepower and fuel economy as petroleum diesel with superior lubricity to reduce wear and tear on engines.

Chemicals Segment

We manufacture and sell a variety of industrial products using environmentally-focused chemicals derived from renewable resources, such as waste vegetable oils. Our product categories include polyamide hot-melt adhesives, printing inks, alcohol and benzene-soluble polyamide resins and various fatty acids, such as dimer acid. We believe that our vegetable oil-based products will be viewed as an increasingly attractive alternative to products made with petroleum-based chemicals as a result of rising oil prices and possible shortages, as well as increased awareness and concern for protecting the environment.

 Hot- Melt Adhesives. We manufacture dimer acid-based polyamide hot-melt adhesives and a wide variety of high-performance polyamide hot-melt adhesives. We offer products with varying softening points, tensile strengths, viscosities and adhesion strengths. These products are used in a wide range of applications, from book-binding and adhesion of fabrics, leather, plastic and wood to cementation of metal, ceramics and electronic components.

 Polyamide Resins. We offer a wide variety of alcohol-soluble and benzene-soluble polyamide resins for use in printing inks. Our alcohol-soluble resins have good glossiness, adhesion, heat stability and anti-freeze ability and are used primarily in various kinds of bucked plate plastic-based inks such as polypropylene, polyethylene, terylene, cellophane and paper. Our benzene-soluble polyamide resins are characterized by good dissolving ability, leveling and liberation, excellent glossiness, excellent anti-gelling properties and adhesion to plastic membranes. They are used primarily in gravure printing inks and are compatible with gravure printers that have varying rotating speed capabilities. In addition, we manufacture low molecular weight liquid polyamide resin, a flexibilizer and curing agent for epoxy resin. It is used in epoxy coating, epoxy adhesive, epoxy casting seal and epoxy varnish.

 Dimer, Stearic and Monomer Acids. These are fatty acids that are used for a variety of lubricating, flexibilizing, surfactant and emulsifying applications . Dimer acid is used in the production of resins, lubricants, coatings and corrosion-resistant agents. Stearic acid, produced by hydrolysis and rectification of various kinds of vegetable oils, is widely used in plastic flexibilizers, stabilizers, surfactants and soap bases. Monomer acid, a by-product from dimer and oleic acid processing, is used in plastics, lubricants, leather agents, detergents, soaps and alkyd resins.

 Printing Inks. We manufacture a variety of printing inks for gravure surface printing, gravure inner printing and flexible typographic printing on plastic, aluminum foil and paper.

The following table shows our total sales volume broken down by product category for the twelve-month period from January 1, 2007 through December 31, 2007. As shown in the table, during the twelve-month period ending December 31, 2007, dimer acid was our top selling product, accounting for 36.97% of total sales. However, biodiesel was our fastest growing product in terms of sales volume in 2007.

	Products Sold	% of Total Sales for the Period
1.	Dimer Acid	36.97%
2.	Biodiesel	26.54%
3.	Polyamide Resin	21.84%
4.	Vegetable Asphaltun	5.30%
5.	Polyamide Hot Melt Adhesive	3.36%
6.	Printing Ink	3.20%
7.	Fatty Acid	1.31%
8.	Stearic Acid	0.66%
9.	Liquid Resin 651#	0.36%
10.	Gluewater	0.29%

The following table shows our total sales volume broken down by product category for the twelve-month period from January 1, 2006 through December 31, 2006. As shown in the table, during the twelve month period ended December 31, 2006, dimer acid was our top selling product, accounting for 36.97% of total sales.

	Products Sold	% of Total Sales for the Period
1.	Dimer Acid	26.15%
2.	Biodiesel	24.89%
3.	Polyamide Resin	22.58%
4.	Printing Ink	10.11%
5.	Fatty Acid	4.77%
6.	Polyamide Hot Melt Adhesive	4.62%
7.	Stearic Acid	3.15%
8.	Vegetable Asphaltun	2.69%
9.	Oleic Acid	0.68%
10.	Gluewater	0.35%

Biodiesel Benefits

Significant Reductions in Greenhouse Gas and Other Emissions on a “Well-to-Wheels” Basis. We believe that the main benefit derived from using biodiesel comes from the reduction in carbon dioxide and other emissions generated when using this biodegradable, low toxicity fuel.

Petroleum diesel, in contrast to biodiesel, produces high levels of carbon dioxide (CO2), a greenhouse gas that is widely believed to be a significant contributor to global warming. It also produces other harmful pollutants, namely:

•	carbon monoxide (CO), a poisonous gas that causes smog;

•	particulates that contribute to respiratory infections, including asthma;

•	sulfur, which contributes to the formation of acid rain; and

•	unburned aromatic hydrocarbons that create smog and may be a contributing cause of cancer.

By comparison, whether used in its pure form or blended with petroleum diesel, biodiesel produces significantly lower levels of harmful emissions of carbon monoxide, particulates and unburned aromatic hydrocarbons. In addition, because biodiesel is virtually free of sulfur, we believe that the use of biodiesel will not contribute to acid-rain pollution.

Moreover, according to The Office of Renewable Fuels and Co-Products of the Iowa Department of Agriculture and Land Stewardship, when comparing biodiesel and petroleum diesel, a 100% biodiesel blend (B100) lowers carbon monoxide (CO) emissions by 44%, particulate matter emissions by 40% and sulfate emissions by 100%. A blend of blend of 20% biodiesel and 80% petroleum diesel (B20), on the other hand, lowers carbon monoxide (CO) emissions by 9%, particulate matter emissions by 8% and sulfate emissions by 20%. When B20 is used along with an oxidation catalyst, it reduces particulate matter by 45%, carbon monoxide by 41% and total hydrocarbons by 65%.

 Biodegradability. According to a study performed at the University of Idaho in 2004, biodiesel tends to degrade more rapidly than petroleum diesel.

Improved Safety. According to the U.S. Department of Energy, the flash point, or temperature at which fuel “autocombusts” under pressure, of biodiesel blends increases as the percentage of biodiesel increases. Therefore, pure biodiesel or blends of biodiesel with petroleum diesel are safer to store, handle, and use than petroleum diesel.

Better Lubricity. According to the National Biodiesel Board, the addition of biodiesel, even in very small quantities, has been shown to provide increases in fuel lubricity using a variety of bench scale test methods.

Alternative Fuel Performance. According to a 1998 study jointly sponsored by the U.S. Department of Agriculture and the U.S. Department of Energy, biodiesel and petroleum diesel have very similar energy efficiencies.

Biodiesel Drawbacks

Biodiesel has long been shown to reduce all regulated emissions, with the exception of nitrous oxide (NOx) emissions, which are a contributing factor in the localized formation of smog and ozone. Certain studies suggest a slight increase in NOx emissions, which varies widely based upon the type engine and type of biodiesel used. NOx emission increases range from 1-15%. NOx emissions can be reduced through additives in the biodiesel. Emissions can also be reduced through the lowering of the combustion temperature of the fuel, which will decrease NOx emissions to, or below, the conventional fossil diesel level of NOx emissions.

Another issue with biodiesel is the effect of extreme cold weather. According to the National Biodiesel Board, Biodiesel has a higher flash point compared to conventional fossil diesel, which could cause diesel engine startup problems in cold weather areas when using high content biodiesel (such as B50 or B100). Cold temperatures cause wax crystals to form which plug fuel filters. Different derivatives of biodiesel result in different temperature thresholds, for example, soy biodiesel can be used down to -1C, and cooking oil biodiesel can be used down to -9-12C. Conventional fossil diesel goes down to -29C. In order to compensate for cold temperatures a number of things can be done. Additives can be added to the fuel, and electrical elements, fuel tank heaters, and coolant operated fuel heaters can be added which heat the fuel. Other than these issues biodiesel is easily compatible with current fuel infrastructure and diesel engines.

Other concerns, according to The Diesel Technology Forum, include potential oxidation, microbial growth and changes in performance characteristics in vehicles when stored in underground over a period of time without use.

From an economic perspective, average cost of biodiesel generally exceeds that of petroleum diesel fuel, though its pump price is often subsidized to make it competitive with regular diesel fuel. Use of biodiesel can also result in some reduction in fuel economy depending on the blend due to biodiesel’s slightly lower energy content.

The Specialty Chemical and Biodiesel Markets

We believe that oil price trends, global warming, and other environmental sustainability issues are rapidly increasing the demand for chemicals and fuels derived from renewable resources. Global prices for gasoline, diesel fuels and chemicals have been rising in the past few years as oil prices continue to increase and supply concerns accelerate. Elevated oil prices not only drive gasoline and diesel fuel prices higher but also create pressure on a wide range of petrochemical derivatives such as nylon (polyamides). In addition, technological innovations, profit motive, and the desire to reduce reliance on oil have moved bio-based chemistry and fuel production to the forefront of the global marketplace. As a result, we believe the economic, social, and environmental benefits of a new generation of bio-refinery products are rapidly becoming integrated into global economies.

People’s Republic of China Specialty Chemicals Market

We view the People’s Republic of China as the world’s most attractive market for commodity and specialty chemicals alike. We believe that the long-term demand for commodity and specialty chemicals is likely to grow at a faster rate in the People’s Republic of China than in North America and Western Europe. As such, we believe that the People’s Republic of China will be a very attractive market for commodity and specialty chemicals for the foreseeable future. Demand comes from both rising domestic consumption and the country’s thriving exporters. Demand for our specialty chemical products (printing inks, adhesives, resins, and intermediary substances) continues to accelerate with the rise in domestic consumption, expansion of the People’s Republic of China’s exports and an increasing global appetite for non-petroleum based, specialty chemical products. Building and construction continues to grow at increasing rates in the People’s Republic of China and domestic consumers with more disposable income are creating new and increased demand for a wide range of products, many of which contain our adhesives, inks, polyamides, resins and related products.

In addition, the People’s Republic of China’s export manufacturing base continues to expand. The global chemical market is experiencing fundamental changes in how it operates as economic, environmental, and political pressures force the industry to rely less on petroleum products. A wave of renewable or biotech products is already replacing petroleum-based raw materials in a wide array of markets such as plastics, fibers, adhesives, resins and more. We believe the main drivers behind the acceptance of chemicals derived from renewable resources as replacements for petrochemicals are price, performance, and environmental sustainability.

Petroleum, waste, regulatory, and environmental cost pressures are now evident throughout the supply chain for chemical products. As oil prices rise and companies continue to disassociate themselves from any chemical in their supply chain that is recognized as being hazardous or harmful to the environment, petrochemicals are being replaced by environmentally pleasing chemistry alternatives.

People’s Republic of China Biodiesel Market

The People’s Republic of China biodiesel industry is still very much in its infancy. We estimate that the current total production of biodiesel nationwide is only approximately 100,000 tons while the total consumption of petroleum diesel in the People’s Republic of China is in excess of 100 million tons annually. With soaring oil prices and worsening pollution, the People’s Republic of China is expected to promote low-polluting alternatives to foreign oil and we anticipate biodiesel being recognized as a leading near term solution. Further, we believe the integration of biodiesel into the fuel supply of the People’s Republic of China can be swift and immediate, as biodiesel can be blended at any level with petroleum diesel or used in its pure form (B100) and biodiesel also make use of the existing petroleum infrastructure; i.e., tankers, storage depots, and filling stations.

Today, the government of the People’s Republic of China and an increasing number of governments around the world are encouraging the introduction of biodiesel into their transport fuel mix to reduce harmful carbon dioxide emissions, improve air quality, and lessen dependence on imported fuels.

People’s Republic of China Legislation. Recently, the Standing Committee of the National People’s Congress passed “The Renewable Energy Law of the People’s Republic of China”. The legislation aims to “promote the development and utilization of renewable energy, improve the energy structure, diversify energy supplies, safeguard energy security, protect the environment and realize the sustainable development of the economy and society.” This legislation states that fuel retail businesses must begin to include “biological liquid fuel” in their enterprises or they will suffer imposed fines.

 Potential for Increase in Diesel Engines. The People’s Republic of China central government introduced an updated Auto Policy in 2004, which stipulates that gasoline consumption should decline 15% by 2010. The People’s Republic of China’s recent gasoline shortages and the enforcement of this new policy may be likely to increase the adoption of diesel cars over the next several years.

We believe that in comparison to gasoline-powered cars, diesel-powered cars are more fuel-efficient, more environmentally friendly, better suited for urban driving, safer, and more durable.

Competition

Renewable Resource Chemicals

We have several major competitors that also produce specialty chemicals from renewable resources. For instance, Jiangsu Yonglin Oil & Grease Chemicals Co., Ltd., located in the northern part of Jiangsu Province, produces polyamide resins from oleic acid. Shanghai Jiangqiao Chemical Factory, a private company located in a suburb of Shanghai, produces dimer acid from oleic acid. Zhejiang Henghua Huagong Co., Ltd., located in the Zhejiang Province, manufactures alkyd resin and polyamide resin from oleic acid. Zhejiang Huangyan Resin Chemical Industry Co., Ltd., located in Zhejiang Province, manufactures polyamide resin from oleic acid.

Biodiesel

In the area of biodiesel production, we are aware of the existence of at least three main domestic competitors: Gushan Environmental Energy Ltd. with operations in Handan, Hebei Province, Fuzhou, Fujian Province, and Mianyang, Sichuan Province , China Biodiesel International Holding Co., Ltd., located in Longyan, and Fujian Province, and Wuxi Huahong Bio-fuel Co., Ltd., located in Wuxi, Jiangsu Province.

In addition, we may face competition from foreign competitors if such competitors choose to export their biodiesel to the People’s Republic of China.

Competitive Advantages and Strategy

Chemicals

We believe that our product formulations, price points, relationships, infrastructure, quality control standards, and reputation provide us with competitive advantages. We are currently able to maintain a lower cost structure than competitors based in the U.S. and Europe. Furthermore, we believe our competitive advantage in the People’s Republic of China is protected by our knowledge of government regulations, business practices, and strong relationships.

In comparison to our competitors in the People’s Republic of China, we believe we possess greater technological expertise, marketing knowledge and global relationships. We also view our proprietary line of multi-purpose hot-melt adhesives as key technological advantages. In addition, we believe domestic competitors typically lack the global marketing capability and reputation that we currently enjoy and are continuing to strengthen.

Biodiesel

We believe that we enjoy a material presence in the biodiesel industry in Fuqing City, Fujian Province, as there are only a handful of other companies currently in the country and the markets are extremely local due to transportation costs, some of the potential competitors are still months or even years away from actual production. In addition, we believe our industry relationships, contracts with feedstock suppliers, cost efficient manufacturing methods and an ability to sell diesel co-products to our specialty chemical customers places us at a competitive advantage.

Growth Strategy

With growing global demand for transport fuels and clean technologies, we are focused on increasing our biodiesel production capacity. We plan to initially expand our existing 311,000 square-foot biodiesel and specialty chemical production facility located in the Fujian Province, People’s Republic of China. In addition, we are preparing to build several new biodiesel-focused production plants in

•
Jiangyin, a newly developed chemical industry zone near the harbor in the Fujian Province (approximately 15 kilometers from our existing plant to obtain synergies, greater efficiency and cost effectiveness);

•	in the Hebei Province; and/or

•	in the Xinjiang Province.

As we grow and secure more customers, we will build more plants in strategic locations throughout the People’s Republic of China.

To this end, on December 25, 2006, we signed a contract to purchase land usage rights for 50 years for the construction of a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province, People’s Republic of China. We already broke the ground on the new biodiesel facility on December 19, 2007.

Our vision is to be the global market leader for the development and manufacturing of energy products and specialty chemicals made from renewable resources. Management intends to grow our business by pursuing the following strategies:

•	grow capacity and capabilities in line with market demand increases;

•	enhance our technology through innovation, research and study, and obtain global patent protection;

•	continue to improve operational efficiencies and use of nearly all resource by-products;

•	further expand into global markets and diverse industry sectors; and

•	build a strong market reputation to foster and capture future growth in the People’s Republic of China and abroad.

We also plan to expand our existing refining facilities and launch additional plants, in addition to growing our specialty chemical business lines.

Existing Plant (Fulong Industrial Zone)

Our 311,000 square-foot manufacturing facility was originally erected in 1995 with a core focus on developing and manufacturing high-quality specialty chemical products from renewable resources. This ISO9001-certified plant is located in Fuzhou City’s technology and industrial zone in the Fulong Industrial Zone of the People’s Republic of China. We are currently in the process of improving the value of our specialty chemical products.

We anticipate that expansion of this plant will be completed with minimal disruption to our current infrastructure and production schedules.

Existing Production:

•	Annual Capacity - biodiesel: 10,000 tons or approximately 3 million gallons

•	Annual Capacity - specialty chemicals: 18,000 tons

After Expansion:

•	Approximately $1,500,000 will be invested by us to install a high performance hot melt adhesive production line using our proprietary technology.

•	Engineering effort is primarily focused on increasing biodiesel and hot-melt adhesive production yields while maintaining the current quality standards.

•	Production will maintain current yields while new equipment is installed, minimizing production downtime and lost sales.

•	The improvement project has already begun and is expected to be completed within three months.

Sales and Marketing

Specialty Chemicals

To date, we have developed relationships with current and future potential customers primarily through our participation and use of seminars, trade shows, industry conferences, websites and direct sales calls. We hope to continue to build on our success by expanding our sales force in the People’s Republic of China and increasing our focus on international markets. As our business expands, we intend to develop several sales channels - direct sales, industry-specific manufacturer representatives and international strategic partnerships. Our sales strategy is designed to capitalize on our reputation, current industry trends and new market segments that have shown the most promise.

Biodiesel

We currently plan on concentrating our sales efforts on the local market in the People’s Republic of China, as demand is expected to increase steadily over the next decade. However, as the business expands, we will evaluate global biodiesel prices for opportunities abroad, depending upon shipping and export costs, as biodiesel can sell for up to 50% to 100% more at the wholesale level overseas in comparison to the price in the People’s Republic of China. While we do not plan to rely on our ability to export biodiesel for our main growth, we do view the export opportunity as a potential enhancement to our business plan, especially given the higher prices that biodiesel can be sold at markets abroad. We are currently studying our biodiesel export options.

We believe that manufacturing and feedstock cost differences create opportunities for import/export markets and cross-border investments. Such activities could substantially lower the cost and increase supplies to Europe and the U.S. A number of documents published by the International Energy Agency (IEA) discuss the development of international markets for biofuels, as there are fairly wide ranges of feedstock availability and production costs among countries and regions.

Intellectual Property

On November 9, 2005, our subsidiary, Fujian Zhongde Technology Co., Ltd., filed an application (Application No. 200510019790.9) with the State Intellectual Property Office of the People’s Republic of China (SIPO) for its process to produce biodiesel from monomer acid. On November 14, 2005, SIPO accepted this application.

On January 20, 2006, Fujian Zhongde Technology Co., Ltd. received preliminary patent approval from SIPO for its proprietary biodiesel production method.

We also own a patent for Multi-purpose Polyamide Hot Melt Adhesive and its Production Method, China Patent Registration Number ZL00132072.6 and International Patent Category #C09J177/00. The patent is valid for twenty years, from December 12, 2000 to December 11, 2020.

Customers

Biodiesel

We currently sell biodiesel to regional service stations in the People’s Republic of China. We believe that the market for biodiesel will expand and can absorb an increase in supply. Since we began selling biodiesel in December 2005 along with specialty chemicals, our best selling product has been biodiesel. In fact, from January 2006 through December 2007, sales of biodiesel accounted for approximately 25.89% of our total sales for that time period.

Chemicals

Our specialty chemical products are sold to companies domestically and exported globally to companies in Europe, the U.S. and Asia. We believe that high quality and low production costs have allowed us to gain successful entry into the global market and to diversify our customer base.

For the twelve-month period from January 1, 2006 through December 31, 2006, we achieved consolidated revenues of $13,489,710. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $3,154,627 in revenues. The following table depicts the top ten customers for the twelve-month period from January 1, 2006 through December 31, 2006.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Fuqing Zhongdong Filling Station	Biodiesel	$1,514,740	11.23%

2.	Fuqing Risheng Filling Station	Biodiesel	$1,347,946	9.96%

3.	Air Products and Chemicals (PTE) Ltd.	Specialty Chemicals	$1,148,578	8.51%

4.	HBG Exports Co., Ltd.	Specialty Chemicals	$902,084	6.69%

5.	Fuqing Zhongde Chemical Industrial Co., Ltd. Tianjin Branch	Specialty Chemicals	$511,436	3.79%

6.	Micro Ink Co., Ltd	Specialty Chemicals	$437,928	3.25%

7.	Cangnan County Shanlian Ink Shop	Ink	$373,740	2.77%

8.	Dachang Resins (Huizhou) Co., Ltd	Specialty Chemicals	$332,963	2.47%

9.	Advanced Chemical Co., Ltd	Specialty Chemicals	$330,494	2.45%

10.	Fuzhou Xinqiang Trading Co., Ltd	Specialty Chemicals	$250,778	1.86%
	Total (top 10)		$7,150,687	52.98%
	Total Company (293)		$13,489,710	100%

During the twelve-month period from January 1, 2007 through December 31, 2007, we had consolidated revenues of $21,756,010. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $14,710,065 in revenues. The following table depicts the top ten customers for the twelve-month period from January 1, 2007 through December 31, 2007.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Fuqing Zhongdong Filling Station	Biodiesel	$3,168,720	14.56%

2.	Fuqing Risheng Filling Station	Biodiesel	$2,604,989	11.97%

3.	Hangzhou Yangsheng Chemical Co. Ltd.	Specialty Chemicals	$1,819,939	8.37%

4.	Dachang Resins (Huizhou) Co. Ltd.	Specialty Chemicals	$1,647,038	7.57%

5.	Air Products and Chemicals (PTE) Ltd.	Specialty Chemicals	$1,349,820	6.20%

6.	Micro Ink Co. Ltd.	Specialty Chemicals	$1,196,054	5.50%

7.	Cray Valley Resins PVT., Ltd.	Specialty Chemicals	$1,027,040	4.72%

8.	HBG Exports Co., Ltd.	Specialty Chemicals	$669,240	3.08%

9.	Shanming Youcheng Trading Co., Sha County Branch Office	Specialty Chemicals	$624,739	2.87%

10.	Fuzhou Baisheng Precision Chemical Co., Ltd.	Specialty Chemicals	$593,486	2.73%
	Total (top 10)		$14,701,065	67.57%
	Total Company (197)		$21,756,010	100%

Principal Suppliers

During the twelve-month period from January 1, 2007 through December 31, 2007, we had four feedstock suppliers who supplied more than 5% of our feedstocks.

	Name of Supplier	Percentage of Feedstock Supplied for Period
1.	Fuqing Zhongde Waste Oil Recycling Co. Ltd.	52.91%

2.	Fujian Quanzhou Zhongyuan Chemical Co., Ltd.	20.45%

3.	Xinjiang Guansheng Technology Co., Ltd.	12.16%

4.	Cangzhou Shuanyu Chemical Co., Ltd.	6.98%

Regulation

We are subject to environmental regulation by both the central government of the People’s Republic of China and by local government agencies. Since our inception, we have been in compliance with all applicable regulations.

Under the State Environmental Protection Administration of the People’s Republic of China, all chemical and biodiesel manufacturing facilities are required to obtain a Discharge Permit and a Safe Production Permit. We have both of these permits. These permits are valid for a period of three years and may be renewed for additional periods of three years. In order to renew the Safe Production Permit, the subject facility must not have had any accidents during the previous three years. In addition, the local environmental protection administration inspects waste-water, gas and solid waste discharges and issues an examination report each calendar quarter. In order to renew the Discharge Permit, the subject facility must have consistently passed the local government inspections for the prior three years.

In addition, we expect the government of the People’s Republic of China to release an official standard for biodiesel within one year. We will seek to qualify our products for the biodiesel standard when it is released. We believe that we are well positioned to qualify due to our early production of biodiesel as well as our longstanding history of being in operation since 1995, among other things.

Legal Proceedings

We are not a party to any legal proceedings.

Property

Our Chinese headquarters are currently located in approximately 573 square meters of office space at Fulong Industry Zone, Longtian Town, Fuqing City, Fujian, China 35013.

We own a 311,000 square-foot manufacturing facility located at the same location. In the opinion of our management, this facility is adequately covered by insurance. In the People’s Republic of China, the ownership of land belongs to the government of the People’s Republic of China, and private entities and individuals can only acquire land use rights for a certain period of time. Our land use rights for our facility started on June 1, 1998 and expire on May 31, 2047.

On December 25, 2006, we signed a contract with Fuzhou City Jiangyin Industry District Management Committee to purchase land usage rights for 50 years at a purchase price of 18,549,000 Renminbi, or approximately $2.5 million for the construction of a new biodiesel plant (Fujian Zhongde Energy Co., Ltd.) with annual production capacity of 100,000 tons or 30 million gallons. 50% of the purchase price was paid within 10 days of signing, with an additional 30% being due on the 3 month anniversary of the agreement and the remaining 20% due on the 6 month anniversary of the agreement. We plan to use this land usage right to construct a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province of the People’s Republic of China. The new factory site is approximately 50 miles from Fuzhou, the Capital City of Fujian Province, and 15 miles from our existing facility. We already broke the ground on the new biodiesel facility on December 19, 2007.. Work on this facility will last approximately 10 months and the total investment will cost $15 million, including $2.5 million for the land usage rights for 50 years, $8.5 million for buildings, equipment, and installation, and $4 million for working. We expect the construction to be completed by the end of 2008.

We rent office space at 17 Candlewood Drive, West Windsor, New Jersey, for 16,000 Renminbi per month (approximately $2,070 United States Dollars), pursuant to an Office Rental Agreement, dated February 28, 2007, with Sonia Ma. Pursuant to the terms of the Office Rental Agreement, Ms. Ma also provides us with office furniture, computer equipment, telephone service and voice mail at cost. The term of the Office Rental Agreement is for one year with an option to renew upon the mutual agreement of both parties.

Employees

We have 120 employees, all of which are full time employees. To the best of our knowledge, we are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

MANAGEMENT

The following table sets forth information regarding the members of our board of directors and our executive officers. All directors hold office for one-year terms until the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Name	Age	Position
Tai-ming Ou	53	Chief Executive Officer and Chairman of the Board of Directors
Gary Zhao	45	Chief Financial Officer and Director
Ri-wen Xue	43	Chief Operating Officer and Director
Yun He	40	Vice President of Sales
Qin Yang	48	Director

Tai-ming Ou, Chief Executive Officer and Chairman of the Board. Mr. Ou is one of our co-founders and has been our Chief Executive Officer since inception in 1995. Prior to our founding, Mr. Ou was the Director of General and Administrative Office of Fuqing First Secondary School and was responsible for building construction, repair and maintenance and purchases of teaching instruments, property, plant and equipment, and office stationery. Mr. Ou was also in charge of operating and managing a factory run by the school. Mr. Ou is a certified senior economist in the People’s Republic of China. Mr. Ou graduated from Fujian Normal University in 1981 with a Bachelor’s degree in mathematics.

Gary Zhao, Chief Financial Officer and Director. Mr. Zhao was appointed as our Chief Financial Officer on November 15, 2006 and became a Director on January 9, 2008. From July 2005 through November 14, 2006, Mr. Zhao was Vice President of CapGemini China, a global management consulting, information technology consulting and outsourcing firm. From July 2002 until July 2005, Mr. Zhao was a director in charge of Finance Performance Management and Corporate Strategy at Accenture China, where he provided financial management, Sarbanes-Oxley compliance and corporate strategy consulting services. From January 2001 until July 2002, Mr. Zhao was Chief Financial Officer of Chinatech International Software Ltd., a software company located in Beijing, the People’s Republic of China. Mr. Zhao received a Bachelor of Science in Metallurgical Engineering from Tsinghua (Qinghua) University in Beijing, the People’s Republic of China, in 1984, a Master of Science in Materials Science from University of Minnesota in 1989, and an MBA in Finance and Strategic Management from The Wharton School of the University of Pennsylvania in 1995.

 Ri-wen Xue, Chief Operating Officer and Director. Mr. Xue joined us in early 2000 as Executive Secretary to the General Manager. In this capacity, Mr. Xue was in charge of assisting the General Manager in dealing with daily affairs, planning and implementing our business management system, adjusting our organizational chart, establishing employee job descriptions and functional department duties. In October 2002, Mr. Xue was promoted to Production Manager and became responsible for improving production processes and technology. In December 2003, Mr. Xue was promoted to the position of Vice President - Production and Engineering, and Chairperson of the Board of Supervisors, where he was in charge of planning and carrying out new project development, streamlining production and engineering processes, and undertaking research and development, technology applications and improvements. In October 2006, Mr. Xue became our Chief Operating Officer and a Director. Prior to joining us, Mr. Xue was a Pipelining Operator, Quality Control, and Local Assistant Manager at the Chip Copperize Corporation in Japan from April 1995 to April 1999. Mr. Xue is a certified senior economist and a certified senior engineer in the People’s Republic of China and graduated from Fujian Finance College in 1985 with a Bachelor’s degree in finance.

Yun He, Vice President of Sales. Mr. He is one of our co-founders and became Sales Manager in 1995, promoting sales of our resins and printing inks in the domestic People’s Republic of China market. Mr. He has been our Vice President of Sales since 1997. Prior to our formation, Mr. He established an export business in 1992 and engaged in international trade and exporting local garments, food, toys, ornaments and handicrafts to Russia, the Czech Republic and Germany. Mr. He graduated from Fujian Normal University in 1989 with a Bachelor’s degree in Chinese literature.

 Qin Yang, Director. Ms. Yang is one of our co-founders and has been a director since inception in 1995. Ms. Yang had previously founded the Fuqing Welfare Garment Factory in 1984 and served as its Chief Designer and director. Ms. Yang graduated from Fujian Industrial Arts School in the Fujian province of the People’s Republic of China.

Mr. Ou and Ms. Yang are husband and wife.

Board Committees

Audit Committee. We intend to establish an audit committee of the board of directors by the end of 2008, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties will be to recommend to our Board of Directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. We intend to establish a compensation committee of the Board of Directors by the end of 2008. The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the annual and long-term compensation paid to Tai-ming Ou, our chief executive officer, who we refer to in this prospectus as the “named executive officer.” During 2007, no executive officer received annual remuneration in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Tai-ming Ou	2007	18,462	—	—	—	18,462
President and Chief Executive Officer (principal executive officer)	2006	13,153	—	—	—	13,153

Employment Agreement

On January 9, 2008, we entered into a two year employment agreement with Tai-ming Ou, which agreement shall be automatically renewed for additional one-year periods until either we or Mr. Ou, as the case may be, gives the other written notice of its intent not to renew the agreement at least 90 days prior to the end of the then current term. Pursuant to this agreement, Mr. Ou shall serve at our Chief Executive Officer and shall receive a salary of approximately $2,473 per month, which amount shall be increased by at least 10% following the one year anniversary of the agreement. In addition, under this agreement, we granted Mr. Ou options to purchase 65,000 shares of common stock with an exercise price of $2.50 per share and 65,000 shares of common stock with an exercise price of $3.00 per share, with all options vesting quarterly over three years. If Mr. Ou’s employment is terminated without cause or he resigns for good reason, all unvested options shall vest and Mr. Ou will be entitled to the continuation of benefits and the payment of his salary for 12 months.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards held by our named executive officer as of December 31, 2007.

2008 Equity Incentive Plan

On January 9, 2008, our board of directors and stockholders adopted the 2008 Equity Incentive Plan. The purpose of the 2008 Equity Incentive Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial success. Under the 2008 Equity Incentive Plan, we are authorized to issue up to 2,000,000 stock options, 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $2.50 or (ii) 100% of the fair market value of a share of common stock on the date of grant and 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $3.00 or (ii) 100% of the fair market value of a share of common stock on the date of grant. Under the 2008 Equity Incentive Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options and all options under the plan shall vest quarterly over three years. The 2008 Equity Incentive Plan is administered by our board of directors. On January 9, 2008, we granted options to purchase common stock under the 2008 Equity Incentive Plan to the following executive officers:

Name	Shares Subject to Options	Exercise Price	Vesting Schedule	Expiration
Tai-ming Ou	65,000	$2.50	1/12 every three months following the grant date	10 years from date of grant

	65,000	$3.00	1/12 every three months following the grant date	10 years from date of grant

Gary Zhao	500,000	$2.50	1/12 every three months following the grant date	10 years from date of grant

	500,000	$3.00	1/12 every three months following the grant date	10 years from date of grant

Ri-wen Xue	50,000	$2.50	1/12 every three months following the grant date	10 years from date of grant

	50,000	$3.00	1/12 every three months following the grant date	10 years from date of grant

Yun He	50,000	$2.50	1/12 every three months following the grant date	10 years from date of grant

	50,000	$3.00	1/12 every three months following the grant date	10 years from date of grant

Director Compensation

The following table sets forth director compensation for the year ended December 31, 2006.

Name	Fee Earned or Paid in Cash	All Other Compensation	Total
Qin Yang	$10,769	—	$10,789

Narrative to Director Compensation Table

Ms. Qin Yang, the wife of Tai-ming Ou, was one of our original founders in 1995 and has been one of our directors since that time. In addition, since June 2006, Ms. Yang has been an independent contractor, and for such services received $897 per month or $10,769 per annum during the year ended December 31, 2007. In addition, we paid Ms. Yang a one time cash incentive award of $6,400 in February 2007 for her performance and contribution to us 2006. In 2008, Ms. Yang’s monthly compensation as an independent contractor is anticipated to be at $1,379 per month or $16,552 per annum.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Transactions that we have determined to be directly or indirectly material to the company or a related person are disclosed below. We believe each transaction is on terms no less favorable to us than the terms generally available to an unaffiliated third-party under the same or similar circumstances.

Tai-ming Ou, our Chief Executive Officer and Chairman, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Ou was for approximately $490,000 in September 2005. All loans provided to us by Mr. Ou were repaid in full during 2005, except for $5,656 which was repaid to Mr. Ou in May 2006.

In connection with our January 9, 2008 private placement, Mr. Ou agreed to place 1,042,012 shares of common stock held by him into an escrow account, with such shares to be released to the investors in such private placement should we fail to either (i) commence the production of biodiesel at our currently proposed production facility in Jiang Yin, People’s Republic of China on or before January 1, 2009 or (ii) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should we successfully satisfy each of these two milestones, these shares of common stock will be returned to Mr. Ou.

Yun He, our Vice President of Sales, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. He was for approximately $242,000 in September 2005. All loans provided to us by Mr. He were repaid in full during 2005, except for $14,516 which was repaid to Mr. He in February 2006.

In connection with our January 9, 2008 private placement, Mr. He agreed to place 235,293 shares of common stock held by him into an escrow account, with such shares to be released to the investors in such private placement should we fail to either (i) commence the production of biodiesel at our currently proposed production facility in Jiang Yin, People’s Republic of China on or before January 1, 2009 or (ii) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should we successfully satisfy each of these two milestones, these shares of common stock will be returned to Mr. He.

Ri-wen Xue, our Chief Operating Officer and a Director, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Xue was for approximately $198,000 in September 2005. All loans provided to us by Mr. Xue were repaid in full during 2005, except for $86,772 which was repaid to Mr. Xue in January 2006.

In connection with our January 9, 2008 private placement, Mr. Xue agreed to place 201,680 shares of common stock held by him into an escrow account, with such shares to be released to the investors in such private placement should we fail to either (i) commence the production of biodiesel at our currently proposed production facility in Jiang Yin, People’s Republic of China on or before January 1, 2009 or (ii) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should we successfully satisfy each of these two milestones, these shares of common stock will be returned to Mr. Xue.

Ms. Qin Yang, one of our Directors, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Ms. Yang was for approximately $168,000 in September 2005. All loans provided to us by Ms. Yang were repaid in full during 2005, except for $74,376 which was repaid to Mr. Yang in January 2006.

In connection with our January 9, 2008 private placement, Gary Zhao, our Chief Financial Officer, agreed to place 21,015 shares of common stock held by him into an escrow account, with such shares to be released to the investors in such private placement should we fail to either (i) commence the production of biodiesel at our currently proposed production facility in Jiang Yin, People’s Republic of China on or before January 1, 2009 or (ii) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should we successfully satisfy each of these two milestones, these shares of common stock will be returned to Mr. Zhao.

Director Independence

We do not currently have any independent directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 1, 2008 by:

•	each person known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors;

•	our named executive officer; and

•	all of our directors and executive officers as a group.

The percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person’s address is c/o China Clean Energy Inc., Fulong Industry Zone, Longtian Town Fuqing City, Fujian, China 350315. As of January , 2008, we had 31,512,269 shares outstanding.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage Beneficially Owned(1)
Tai-ming Ou	8,477,350	(2)	26.90%
Gary Zhao	100,000		*
Ri-wen Xue	959,700		3.05%
Qin Yang	8,477,350	(3)	*
Nai-ming Yu	2,399,250		26.90%
JLF Partners I, LP(4)	4,600,000	(5)	14.88%
JLF Partners II, LP(6)	4,660,000	(5)	14.88%
JLF Offshore Fund, Ltd.(7)	4,600,000	(5)	14.88%

All directors and executive officers as a group (5 persons)	10,656,700		33.82%

* Less than 1%.

(1)
Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assumes the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of February 1, 2008. Shares issuable pursuant to the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(2)	Includes 3,518,900 shares of common stock held directly by Qin Yang, Mr. Ou’s wife, with respect to which Mr. Ou disclaims beneficial ownership.

(3)	Includes 4,958,450 shares of common stock held directly by Tai-Ming Ou, Ms. Yang’s husband, with respect to which Ms. Yang disclaims beneficial ownership.

(4)	The address of JLF Partners I, LP is 2775 Via De La Valle, Suite 204, Del Mar, California 92014.

(5)	Includes 1,860,000 shares of common stock held by JLF Partners I, LP, 160,000 shares of common stock held by JLF Partners II, LP and 2,640,000 shares of common stock held by JLF Offshore Fund, Ltd.

(6)	The address of JLF Partners II, LP is 2775 Via De La Valle, Suite 204, Del Mar, California 92014.

(7)	The address of JLF Offshore Fund, Ltd. is 2775 Via De La Valle, Suite 204, Del Mar, California 92014.

SELLING STOCKHOLDERS

Up to 16,200,000 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders and include the following:

•	10,000,000 shares of common stock issued in a private placement;

•	5,000,000 shares of common stock initially issuable upon the exercise of warrants issued in a private placement; and

•	1,200,000 shares of common stock initially issuable upon the exercise of warrants issued to a placement agent in connection with our private placement of common stock and warrants.

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act of 1933, as amended.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 31,512,269 shares of common stock outstanding as of February 1, 2008. With respect to the outstanding warrants, there exist contractual provisions limiting conversion and exercise to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates or members of a “group”, to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise. The shares and percentage ownership of our outstanding shares indicated in the table below do not give effect to this limitation.

	Ownership Before Offering				After Offering(1)
Selling Stockholder	Number of shares of common stock beneficially owned		Number of shares offered		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Fred L. Astman Wedbush Securities Inc CTDN IRA R/O Holding 10/13/92(2)	30,000	(3)	30,000	(3)	—	—

Samir Barakat and Claudia Marseille	180,000	(4)	180,000	(4)	—	—

Chestnut Ridge Partners, LP(5)	240,000	(6)	240,000	(6)	—	—

Hugh Cohen	9,999	(7)	9,999	(7)	—	—

Gregory Cook Wedbush Securities Inc CTDN IRA Contributory 1/16/02 (8)	30,000	(3)	30,000	(3)	—	—

Cranshire Capital, LP(9)	60,000	(10)	60,000	(10)	—	—

Crastvell Trading Ltd.(11)	710,001	(12)	710,001	(12)	—	—

Crypto Corporation(13)	15,000	(14)	15,000	(14)	—	—

Herbert Arnold Duke	40,000	(3)	30,000	(3)	10,000	*

James R. Echols, Sr.	15,000	(14)	15,000	(14)	—	—

Bai Ye Feng	240,000	(6)	240,000	(6)	—	—

Barry Goldstein	15,000	(14)	15,000	(14)	—	—

GRQ Consultants, Inc. 401K Plan(15)	1,749,999	(16)	1,749,999	(16)	—	—

	Ownership Before Offering				After Offering(1)
Selling Stockholder	Number of shares of common stock beneficially owned		Number of shares offered		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Nicholas Hammond	60,000	(10)	60,000	(10)	—	—

Michael Harvey & Lyn Harvey JTWROS	15,000	(14)	15,000	(14)	—	—

David R. Holbrooke	30,000	(3)	30,000	(3)	—	—

Heller Capital Investments, LLC (17)	600,000	(18)	600,000	(18)	—	—

IRA FBO John P. O’Shea, Pershing LLC as Custodian(19)	216,666	(20)	135,000	(20)	81,666	*

Iroquois Master Fund Ltd.(21)	150,000	(22)	150,000	(22)	—	—

JLF Offshore Fund, Ltd.(23)	3,960,000	(24)	3,960,000	(24)	—	—

JLF Partners I, LP(23)	2,790,000	(25)	2,790,000	(25)	—	—

JLF Partners II, LP(23)	240,000	(6)	240,000	(6)	—	—

Todd Kice(26)	18,500	(3)	15,000	(3)	3,500	*

William Kung	75,000	(27)	75,000	(27)	—	—

Anna Lo	15,000	(14)	15,000	(14)	—	—

Market Street Union, LLC(28)	15,000	(3)	15,000	(3)	—	—

John B. Marsala	33,000	(3)	30,000	(3)	3,000	*

Mere Lane Investment Fund LP (29)	20,001	(30)	20,001	(30)	—	—

MidSouth Investor Fund LP(31)	300,000	(32)	300,000	(32)	—	—

Northern Valley Partners, LLC(33)	75,000	(27)	75,000	(27)	—	—

Octagon Capital Partners(34)	60,000	(10)	60,000	(10)

Taixing Ou(35)	900,000	(36)	900,000	(36)	—	—

Professional Offshore Opportunity Fund Ltd.(37)	1,500,000	(38)	1,500,000	(38)	—	—

Robert S. Colman Trust UDT 3/13/85(39)	240,000	(6)	240,000	(6)	—	—

Sandor Capital Master Fund LP (40)	210,000	(41)	210,000	(41)	—	—

John Peter Selda Wedbush Securities Inc CTDN IRA Contributory 08/27/96(42)	30,000	(3)	30,000	(3)	—	—

The Black Diamond Fund, LLLP(43)	210,000	(41)	210,000	(41)	—	—

Westminster Securities Corp.(44)	517,050	(45)	517,050	(45)	—	—

Jung Min Choi(46)	439,050	(47)	350,550	(47)	88,500	*

Richard Louise(48)	110,475	(49)	110,475	(49)	—	—

Jeffrey McLaughlin(50)	115,450	(51)	111,450	(51)	4,000	*

Ken Hart(52)	104,850	(53)	104,850	(53)	—	—

Joe Wolfe(54)	5,625	(55)	5,625	(55)	—	—

* Less than 1%

(1)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act of 1933, as amended, or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act of 1933, as amended, including under Rule 144. To our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(2)	Fred Astman has voting and dispositive power over these securities.

(3)	Includes currently exercisable warrants to purchase 10,000 shares of our common stock at an exercise price of $2.00 per share.

(4)	Includes currently exercisable warrants to purchase 60,000 shares of our common stock at an exercise price of $2.00 per share.

(5)	Kenneth Pasternak, as principal, has voting and dispositive power over these securities.

(6)	Includes currently exercisable warrants to purchase 80,000 shares of our common stock at an exercise price of $2.00 per share.

(7)	Includes currently exercisable warrants to purchase 3,333 shares of our common stock at an exercise price of $2.00 per share.

(8)	Gregory Cook, as beneficiary, has voting and dispositive power over these securities.

(9)
Mitchell P. Kopin, the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(10)	Includes currently exercisable warrants to purchase 20,000 shares of our common stock at an exercise price of $2.00 per share.

(11)	Olga Mirimskaya, as principal, has voting and dispositive power over these securities.

(12)	Includes currently exercisable warrants to purchase 236,667 shares of our common stock at an exercise price of $2.00 per share.

(13)	Evelyn Cann, as president, has voting and dispositive power over these securities.

(14)	Includes currently exercisable warrants to purchase 5,000 shares of our common stock at an exercise price of $2.00 per share.

(15)	Barry Honig, as president, has voting and dispositive power over these securities.

(16)	Includes currently exercisable warrants to purchase 583,333 shares of our common stock at an exercise price of $2.00 per share.

(17)	Ronald Heller, as Chief Information Officer of Heller Capital Investments, LLC, has voting and dispositive power over these securities.

(18)	Includes currently exercisable warrants to purchase 200,000 shares of our common stock at an exercise price of $2.00 per share.

(19)
John P. O’Shea has voting and dispositive power over these securities. John P. O’Shea is an affiliate of Wetminster Securities Corporation, a registered broker-dealer. These shares of common stock were bought in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, there were no agreements or understanding, directly or indirectly with any person to distribute the shares of common stock.

(20)	Includes currently exercisable warrants to purchase 45,000 shares of our common stock at an exercise price of $2.00 per share.

(21)	Joshua Silverman has voting and dispositive power over these securities.

(22)	Includes currently exercisable warrants to purchase 50,000 shares of our common stock at an exercise price of $2.00 per share.

(23)	Jeff Feinberg has voting and dispositive power over these securities.

(24)	Includes currently exercisable warrants to purchase 1,320,000 shares of our common stock at an exercise price of $2.00 per share.

(25)	Includes currently exercisable warrants to purchase 930,000 shares of our common stock at an exercise price of $2.00 per share.

(26)
Todd Kice is an affiliate of Westminster Securities Corporation, a registered broker-dealer. Mr. Kice bought the shares of common stock in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock.

(27)	Includes currently exercisable warrants to purchase 25,000 shares of our common stock at an exercise price of $2.00 per share.

(28)	Frank Brock, as managing member, has voting and dispositive power over these securities.

(29)	Hugh Cohen has voting and dispositive power over these securities.

(30)	Includes currently exercisable warrants to purchase 6,667 shares of our common stock at an exercise price of $2.00 per share.

(31)	Lyman O. Heidtke, as general partner, has voting and dispositive power over these securities.

(32)	Includes currently exercisable warrants to purchase 100,000 shares of our common stock at an exercise price of $2.00 per share.

(33)	Michael Potter, as president, has voting and dispositive power over these securities.

(34)	Steven Hart, as general partner, has voting and dispositive power over these securities.

(35)	Taixing Ou is the brother of Tai-ming Ou, our Chief Executive Officer and Chairman.

(36)	Includes currently exercisable warrants to purchase 300,000 shares of our common stock at an exercise price of $2.00 per share.

(37)	Howard Berger, as manager, has voting and dispositive power over these securities.

(38)	Includes currently exercisable warrants to purchase 500,000 shares of our common stock at an exercise price of $2.00 per share.

(39)	Robert S. Colman has voting and dispositive power over these securities.

(40)
John S. Lemak, as manager, has voting and dispositive power over these securities. Sandor Capital Mater Fund, L.P. is an affiliate of WFG Investments, Inc., a registered broker-dealer. Sandor Capital Master Fund, L.P. bought the shares of common stock in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock.

(41)	Includes currently exercisable warrants to purchase 70,000 shares of our common stock at an exercise price of $2.00 per share.

(42)	John Peter Selda has voting and dispositive power over these securities.

(43)	Brandon S. Goulding has voting and dispositive power over these securities.

(44)
John O’ Shea, as chairman, has voting and dispositive power over these securities. Westminster Securities Corporation is a registered broker-dealer and served as our placement agents in connection with our private placement of common stock and warrants that occurred on January 9, 2008. Westminster Securities Corporation was issued a warrant to purchase these 1,200,000 shares as consideration in connection with our January 9, 2008 private placement, and at the time received, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying such warrant.

(45)	Includes currently exercisable warrants to purchase 517,050 shares of our common stock at an exercise price of $2.00 per share.

(46)
Jung Min Choi is an affiliate of Westminster Securities Corporation, a registered broker-dealer. These securities were transferred to Mr. Choi by Westminster Securities Corporation in the ordinary course of business, and at the time of the time of transfer, Mr. Choi had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying this warrant.

(47)	Includes currently exercisable warrants to purchase 350,550 shares of our common stock at an exercise price of $2.00 per share.

(48)
Richard Louise is an affiliate of Westminster Securities Corporation, a registered broker-dealer. These securities were transferred to Mr. Louise by Westminster Securities Corporation in the ordinary course of business, and at the time of the time of transfer, Mr. Louise had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying this warrant.

(49)	Includes currently exercisable warrants to purchase 110,475 shares of our common stock at an exercise price of $2.00 per share.

(50)
Jeffrey McLaughlin is an affiliate of Westminster Securities Corporation, a registered broker-dealer. These securities were transferred to Mr. McLaughlin by Westminster Securities Corporation in the ordinary course of business, and at the time of the time of transfer, Mr. McLaughlin had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying this warrant.

(51)	Includes currently exercisable warrants to purchase 111,450 shares of our common stock at an exercise price of $2.00 per share.

(52)
Ken Hart is an affiliate of Westminster Securities Corporation, a registered broker-dealer. These securities were transferred to Mr. Hart by Westminster Securities Corporation in the ordinary course of business, and at the time of the time of transfer, Mr. Hart had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying this warrant.

(53)	Includes currently exercisable warrants to purchase 104,850 shares of our common stock at an exercise price of $2.00 per share.

(54)
Joe Wolfe is an affiliate of Westminster Securities Corporation, a registered broker-dealer. These securities were transferred to Mr. Wolfe by Westminster Securities Corporation in the ordinary course of business, and at the time of the time of transfer, Mr. Wolfe had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock underlying this warrant.

(55)	Includes currently exercisable warrants to purchase 5,625 shares of our common stock at an exercise price of $2.00 per share.

DESCRIPTION OF SECURITIES

We are authorized to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. On February 1, 2008, there were 31,512,269 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

Investor Warrants

In connection with the private placement of our common stock and warrants completed on January 9, 2008, we issued warrants to purchase up to an aggregate of 5,000,000 shares of common stock to the investors. The warrants provide for the purchase of shares of common stock for five years at an exercise price of $2.00 per share. Should we, at any time while the warrants are outstanding, sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue any common stock or common stock equivalents entitling any party to acquire shares of our common stock at a per share price less than the then existing exercise price of the warrants, the exercise price shall be reduced to equal that lower price. We are prohibited from effecting the exercise of the warrants to the extent that as a result of such exercise the holder of the exercised warrants beneficially owns more than 4.99% (or, if such limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of our common stock upon the exercise of the warrants. If at any time after January 9, 2009 there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants, then the holders of such warrants have the right to exercise the warrants by means of a cashless exercise.

If within three trading days from date on which the exercise of the warrants shall be effected (the “Warrant Share Delivery Date”) we fail to deliver to a holder of the warrants certificates representing the shares into which such warrants are convertible, and if after such Warrant Share Delivery Date the holder of the warrants is required by its brokerage firm to purchase, or the holder’s brokerage firm otherwise purchases, shares of our common stock to deliver in satisfaction of a sale by such holder of the shares of our common stock which the holder was entitled to receive upon the exercise, then we are obligated to (A) pay in cash to the holder the amount by which (x) the holder’s total purchase price for our common stock so purchased exceeds (y) the product of (1) the aggregate number of shares of common stock that such holder was entitled to receive from the exercise multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed and (B) at the option of the holder, either reinstate the warrant for which such exercise was not honored or to deliver to the holder the number of shares of common stock that would have been issued if we had timely complied with our delivery requirements.

Placement Agent Warrants

In connection with our offering contemplated on January 9, 2008, we issued a warrant to purchase up to 1,200,000 shares of common stock to Westminster Securities Corporation, our placement agent. Such warrant has the same terms as the warrants issued to the investors in the private placement completed on January 9, 2008.

Registration Rights

On January 9, 2008, in connection with our private placement of common stock and warrants, we entered into a registration rights agreement with the purchasers pursuant to which we agreed to provide certain registration rights with respect to the common stock issued and the common stock issuable upon exercise of the warrants. Specifically, we agreed to file a registration statement (of which this prospectus forms a part) with the Securities and Exchange Commission covering the resale of the common stock issued and underlying the warrants on or before February 23, 2008 and to cause such registration statement to be declared effective by the Securities and Exchange Commission on or before May 8, 2008.

If (i) the registration statement is not filed on or before February 23, 2008 or (ii) we fail to file with the Securities and Exchange Commission a request for acceleration of the registration statement in accordance with Rule 461 promulgated by the Securities and Exchange Commission pursuant to the Securities Act, within five trading days of the date that we are notified by the Securities and Exchange Commission that such registration statement will not be “reviewed” or will not be subject to further review (unless the failure to make such request for acceleration is the result of our determination that events affecting us will require the filing of an amendment to the registration statement), or (iii) the registration statement is not declared effective by the Securities and Exchange Commission on or before May 8, 2008, or (iv) the registration statement ceases to remain continuously effective for more than 15 consecutive calendar days or more than an aggregate of 20 calendar days during any 12-month period after its first effective date, then we are subject to liquidated damage payments to the holders of the shares sold in the private placement in an amount equal to either (i) 1% of the aggregate purchase price paid by such purchasers per month of delinquency or (ii) 1% of the number of shares of common stock purchased by such purchasers in the offering per month of delinquency. Notwithstanding the foregoing, in no event shall liquidated damages be paid exceed 6% of the aggregate gross proceeds of the offering or 6% of the aggregate number of shares of common stock issued in the offering, or a combination thereof. In addition, we shall not be obligated to pay liquidated damages with respect to any securities that we may be unable to register pursuant to the authority of the Securities and Exchange Commission with respect to Rule 415 of the Securities Act of 1933, as amended.

Pursuant to the registration rights agreement, we must maintain the effectiveness of the registration statement from the effective date until the date on which all securities registered under the registration statement have been sold, or are otherwise able to be sold pursuant to Rule 144, subject to our right to suspend or defer the use of the registration statement in certain events.

Lock-up Agreements

Existing Lock-Up Agreements

On June 29, 2007, we entered into a letter agreement with each of Fred Chang and Liuyi Zhang whereby they each agreed not to sell or otherwise transfer 100,000 shares of our common until October 8, 2008.

Private Placement Lock-Up Agreements

On January 9, 2008, in connection with our private placement, each of our executive officers, directors, beneficial holders of more than 5% of our common stock entered into lock-up agreements pursuant to which they agreed not to sell or otherwise transfer 85% of their shares of common stock until July 9, 2009, subject to certain limited exemptions. In addition, on January 9, 2008, our executive officers, directors, beneficial holders of more than 5% of our common stock entered into lock-up agreements pursuant to which they agreed not to sell or otherwise transfer the remaining 15% of their shares of common stock until the earlier of (i) 90 days following the date that the “resale” registration statement covering the shares of common stock and of common stock underlying the warrants issued in our January 9, 2008 private placement is declared effective by the Securities Exchange Commission and (ii) such date that the shares of common stock and of common stock underlying the warrants issued in our January 9, 2008 private placement may be sold pursuant to Rule 144 without limitation.

Anti-Takeover Effect of Delaware Law and Certain By-Law Provisions

Certain provisions of our By-laws are intended to strengthen our board of director’s position in the event of a hostile takeover attempt. These provisions have the following effects:

•
they provide that only business brought before an annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders; and

•	they provide for advance notice of certain stockholder actions, such as the nomination of directors and stockholder proposals.

We are also subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock of the Delaware corporation.

Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

LEGAL MATTERS

Haynes and Boone, LLP, New York, New York, will pass upon the validity of the shares of our common stock offered by us pursuant to this prospectus.

EXPERTS

The consolidated financial statements of China Clean Energy Resources, Ltd. and its subsidiary at December 31, 2005 and 2004 and for the years then ended appearing in this prospectus have been audited by Moen and Company LLP, independent registered public accounting firm (until July 21, 2006), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing. Moen and Company LLP resigned as our auditors on July 21, 2006, as the principal of that firm retired on July 21, 2006. We have engaged Michael T. Studer CPA P.C. , independent registered public accounting firm, as our new auditor. The consolidated financial statements of China Clean Energy Resources, Ltd. and its subsidiary at December 31, 2006 and the year then ended appearing in this prospectus have been audited by Michael T. Studer CPA P.C. as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, together with any amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that we are offering in this prospectus.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, http://www.chinacleanenergyinc.com, you can access electronic copies of documents we file with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB, our Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the Securities and Exchange Commission. You may also request a copy of those filings, excluding exhibits, from us at no cost. Any such request should be addressed to us at: Sonya Ma, China Clean Energy Inc., 17 Candlewood Drive, West Windsor, New Jersey 08550.

CHINA CLEAN ENERGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Clean Energy Inc.

I have audited the accompanying consolidated balance sheet of China Clean Energy Inc. and subsidiaries (the “Company”) as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Clean Energy Inc. and subsidiaries as of December 31, 2006 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.
Freeport, New York March 8, 2007 (except as to the third paragraph of Note 11, which is as of July 10, 2007, and Note 12, which is as of January 22, 2008)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Clean Energy Inc, and subsidiaries

We have audited the accompanying consolidated balance sheet of China Clean Energy Inc, and subsidiaries (formerly Fujian Zhong De Technology Stock Co., Ltd.) as of December 31, 2005, and the related consolidated statements of operation, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Clean Energy Inc, and subsidiaries (formerly Fujian Zhong De Technology Stock Co., Ltd.) as of December 31, 2005, and the results of their operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

“Moen and Company LLP” (“Signed”)
Vancouver, British Columbia, Canada May 31, 2006

China Clean Energy Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
	(Audited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$2,241,712	$3,175,128
Accounts receivable, net of allowance for doubtful
accounts of $228,604 and $170,822 respectively	1,962,403	1,537,402
Other receivable - refundable value added taxes	24,904	-
Due from related parties	-	14,875
Inventories	941,933	1,300,134
Prepaid expenses	37,696	-
Total Current Assets	5,208,648	6,027,539
Property, plant and equipment, net	4,692,200	2,824,026
Intangible assets, net	2,430,504	1,981,130
Deposit paid in connection with
contract for purchase of land use rights	95,033	-

Total Assets	$12,426,385	$10,832,695

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$386,719	$672,853
Short-term bank loan	1,282,462	1,239,612
Income taxes payable	117,964	366,353
Due to related parties	6,419	302,944
Total Current Liabilities	1,793,564	2,581,762

Stockholders' Equity
Preferred stock, par value $0.0001 per share, authorized
10,000,000 shares; issued and outstanding 0 shares	-	-
Common stock, par value $.0001 per share; authorized
90,000,000 shares; issued and outstanding 21,512,269
and 15,995,000 shares, respectively	2,151	1,600
Additional paid-in capital	7,053,834	5,610,885
Retained earnings	3,161,747	2,645,307
Accumulated other comprehensive income (loss)	415,089	(6,859)
Total stockholders' equity	10,632,821	8,250,933

Total Liabilities and Stockholders' Equity	$12,426,385	$10,832,695

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended
	December 31,
	2006	2005
	(Audited)	(Audited)
Revenue:
Net sales of products	$13,489,710	$10,040,188
Government Subsidy	9,640	43,500
Total revenues	13,499,350	10,083,688

Operating costs and expenses:
Cost of goods sold	9,699,164	7,270,006
Selling and marketing	411,850	390,259
General and administrative	529,377	272,553
Expenses relating to the "reverse acquisition" of CCER	464,550	-
Depreciation of property, plant and equipment	34,771	34,039
Amortization of intangible assets	204,948	66,579
Total operating costs and expenses	11,344,660	8,033,436

Income from operations	2,154,690	2,050,252

Interest income	7,001	4,334
Interest expense	(89,137)	(64,491)

Income before income taxes	2,072,554	1,990,095

Income taxes	(802,694)	(679,884)

Net income	$1,269,860	$1,310,211

Earnings per common share:
Basic	$0.07	$0.08
Diluted	$0.07	$0.08

Weighted average number of common shares
used to compute earnings (loss) per common share:
Basic	17,017,580	15,995,000
Diluted	17,017,580	15,995,000

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (loss)	Total

Balance, December 31, 2004	15,995,000	$1,600	$3,627,505	$1,335,096	$-	$4,964,201
Capital contributions	-	-	1,983,380	-	-	1,983,380
Net income for year ended
December 31, 2005	-	-	-	1,310,211	-	1,310,211
Foreign currency translation adjustment	-	-	-	-	(6,859)	(6,859)
Balance, December 31, 2005	15,995,000	1,600	5,610,885	2,645,307	(6,859)	8,250,933

Common stock retained by acquirer's
stockholders in connection with "reverse acquisition"
of China Clean Energy Resources, Ltd. ("CCER")
on October 24, 2006	2,432,269	243	(243)	-	-	-
Common stock issued to consultants for services
rendered in connection with "reverse acquisition"
of CCER	1,605,000	160	160,340	-	-	160,500
Common stock issued for cash on October 24, 2006
at $1 per share, less offering costs of $35,000	1,050,000	105	1,014,895	-	-	1,015,000
Common stock issued for cash in November 2006
at $1 per share	250,000	25	249,975	-	-	250,000
Common stock issued in November 2006 for services	180,000	18	17,982	-	-	18,000
Net income for year ended
December 31, 2006	-	-	-	1,269,860	-	1,269,860
Dividends declared	-	-	-	(753,420)	-	(753,420)
Foreign currency translation adjustment	-	-	-	-	421,948	421,948
Balance, December 31, 2006	21,512,269	$2,151	$7,053,834	$3,161,747	$415,089	$10,632,821

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statement of Cash Flows

	Year Ended
	December 31,
	2006	2005
	(Audited)	(Audited)

Operating activities
Net income	$1,269,860	$1,310,211
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Stock-based compensation	178,500	-
Depreciation of property, plant and equipment	402,138	328,345
Amortization of intangible assets	204,948	66,579
Changes in operating assets and liabilities:
Accounts receivable, net	(433,820)	(879,454)
Other receivable	(24,904)	-
Due from related parties	14,875	(359)
Inventories	358,201	710,030
Prepaid expenses	(37,696)	-
Accounts payable and accrued liabilities	(286,134)	(450,784)
Income taxes payable	(248,389)	232,273
Net cash provided by (used in) operating activities	1,397,579	1,316,841
Investing activities
Property, plant and equipment additions	(2,063,652)	(237,897)
Intangible assets acquired	(545,225)	(743,760)
Deposit paid in connection with
contract for purchase of land use rights	(95,033)	-
Net cash provided by (used in) investing activities	(2,703,910)	(981,657)
Financing activities
Net proceeds from sale of common stock
and capital contributions	1,265,000	1,983,380
Short-term bank loan	42,850	695,246
Due to related parties	(296,525)	(384,604)
Dividends paid	(753,420)	(741,628)

Net cash provided by (used in) financing activities	257,905	1,552,394

Effect of exchange rate changes on cash and cash equivalents	115,010	(6,859)

Increase (decrease) in cash and cash equivalents	(933,416)	1,880,719

Cash and cash equivalents, beginning of period	3,175,128	1,294,409

Cash and cash equivalents, end of period	$2,241,712	$3,175,128

Supplemental disclosure of cash flow information:
Interest paid	$89,137	$64,491
Income taxes paid	$1,051,083	$679,884

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Note 1. Organization and Business Operations

China Clean Energy, Inc. (“CCE”) was incorporated in the State of Delaware on November 12, 2004 under the name Hurley Exploration Inc. (“Hurley”). From inception to October 24, 2006, Hurley was an exploration stage company.

On October 24, 2006, CCE acquired 100% of the issued and outstanding common shares of China Clean Energy Resources Limited (“CCER”) in exchange for 15,995,000 newly issued shares of CCE common stock (the “Share Exchange”). In connection with the Share Exchange, CCE accepted subscriptions for a total of 1,050,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services (together with the Share Exchange, the “Transaction”).

Prior to the Transaction, as adjusted for a 2.26187510124-for-1 reverse stock split and the cancellation of 8,842,222 post-split shares, CCE had 2,432,269 shares of common stock issued and outstanding. After the Transaction, CCE had 21,082,269 shares of common stock outstanding and the former shareholders of CCER owned 75.87% of the issued and outstanding shares. Accordingly, CCER is considered the acquirer for accounting purposes and the Share Exchange has been accounted for as a “reverse acquisition”.

As a result of the Share Exchange, CCER became a wholly-owned subsidiary of CCE and CCE succeeded to the business of Fujian Zhongde Technology Co., Ltd. (“Fujian Zhongde”). Fujian Zhongde synthesizes and distributes renewable fuel products and specialty chemicals to customers in both the People’s Republic of China (“PRC”) and abroad.

CCER was formed on February 13, 2006 under the laws of the British Virgin Islands as a holding company to own Fujian Zhongde. Fujian Zhongde was incorporated in the province of Fujian, China, on July 10, 1995 under the name “Fuqing City Zhongde Chemical Industry, Ltd.”. On December 10, 2003, it changed its name to “Fujian Zhong De Technology Stock Co., Ltd”. On January 20, 2006, it changed its name to “Fujian Zhongde Technology Co., Ltd.”

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements at December 31, 2006 include the accounts of CCE, CCER, and Fujian Zhongde (collectively, the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in US dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term bank loan, and due to related parties. The fair value of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short term maturity of these instruments.

Foreign Currency Translation

The functional currency of CCE and CCER is the United States dollar. The functional currency of Fujian Zhongde is the Chinese Renminbi (“RMB”). The reporting currency of the Company is the United States dollar.

Fujian Zhongde assets and liabilities are translated into United States dollars at period-end exchange rates ($0.12825 and $0.12396 at December 31, 2006 and 2005, respectively). Fujian Zhongde revenues and expenses are translated into United States dollars at weighted average exchange rates for the periods ($0.12557 and $0.12396 for the years ended December 31, 2006 and 2005, respectively). Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The method of determining cost is used consistently from year to year as the first-in, first-out (“FIFO”) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets (20 years for buildings, 10 years for equipment and machinery, and 5 years for automobile and office equipment).

Intangible and Other Long-Lived Assets

Intangible and other long-lived assets are stated at cost, less accumulated amortization and impairments. Land use rights are being amortized on a straight-line basis over the term of the related agreement, which is 50 years commencing June 1, 1998. Patents and licenses are being amortized over their expected useful economic life of 10 years.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Revenue Recognition

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. The Company’s sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company’s products are sold FOB (“free on board”) shipping point. Title to the product passes when the product is delivered to the freight carrier.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with SFAS No. 123 (R) “Accounting for Stock-Based Compensation”. SFAS 123R requires that compensation cost relating to stock-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued on the grant date of such instruments, and is recognized over the period during which a party is required to provide service in exchange for the award (typically the vesting period). No stock options have been granted and none are outstanding.

In 2006, the Company issued a total of 1,785,000 shares of restricted stock for services rendered or to be rendered to the Company. 1,605,000 shares were issued to consultants for services rendered in connection with the “reverse acquisition” of CCER on October 24, 2006, 30,000 shares were issued to an investor relations firm on November 8, 2006 as an incentive fee, 100,000 shares were issued to the Company’s chief financial officer on November 13, 2006 pursuant to the terms of a one year Compensation Agreement, and 50,000 shares were issued to a consultant on November 13, 2006 pursuant to the terms of a one year Corporate Services Agreement. The 100,000 shares issued to the Company’s chief financial officer and the 50,000 shares issued to the consultant are subject to possible cancellation or forfeiture in certain circumstances. The fair value of these issuances was determined based on the last sale quoted on the OTC Bulletin Board on the date of the respective grants, reduced by a restricted stock discount.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3. Inventories

Inventories consist of:

	December 31
	2006	2005
Raw materials	$430,392	$899,197
Work in progress and packaging material	24,065	38,143
Finished goods	487,476	362,794
Total inventories	$941,933	$1,300,134

Note 4. Property, Plant and Equipment

Property, plant and equipment, net consist of:

	December 31,
	2006	2005
Buildings	$2,051,056	$1,838,363
Equipment and machinery	4,419,551	2,711,679
Automobile	20,529	19,364
Office equipment	13,848	8,726
Construction in progress	449,346	-
Total	6,954,330	4,578,132
Less accumulated depreciation	(2,262,130)	(1,754,106)
Net	$4,692,200	$2,824,026

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Note 5. Intangible Assets

Intangible assets, net consist of:

	December 31,
	2006	2005
Land use rights	$1,949,015	$1,313,131
Patents and licenses	1,179,900	1,130,864
Total	3,128,915	2,443,995
Less accumulated amortization	(698,411)	(462,865)
Net	$2,430,504	$1,981,130

The estimated amortization of intangible assets for each of the Company’s five succeeding fiscal years ending December 31, 2007, 2008, 2009, 2010, and 2011 is $166,715.

Note 6. Short-term Bank Loan

The short-term bank loan is due DBS Bank (Hong Kong) Limited under a 10,000,000 RMB ($1,282,462 translated at the December 31, 2006 exchange rate) revolving credit agreement. The loan bears interest at a rate equal to 115% of the PRC prime rate and is secured by certain buildings and land use rights owned by Fujian Zhongde.

Note 7. Pension and Employment Liabilities

At December 31, 2006 and 2005, the Company has no liability for pension or post employment benefits. The Company does not have a pension or other retirement plan.

Note 8. Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by Fujian Zhongde only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of after-tax income should be set aside prior to payments of dividends as a reserve fund. As a result of these PRC laws and regulations Fujian Zhongde is restricted in its ability to transfer a portion of its net assets in the form of dividends, loans or advances, which restricted portion amounted to approximately $6,600,000 at December 31, 2006.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Note 9. Income Taxes

Income taxes consist of:

	Year ended December 31,
	2006	2005
Current:
PRC	$802,694	$679,884
United States	-	-
Total current	802,694	679,884
Deferred	-	-
Total	$802,694	$679,884

Fujian Zhongde has been subject to a PRC 33% standard enterprise income tax. In 2006, Fujian Zhongde become a wholly-owned foreign enterprise (“WOFE”). PRC income tax laws provide that certain WOFEs may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter 50% exempt for the next three years. In December 2006, Fujian Zhongde applied for PRC approval of these income tax exemptions. In March 2007, the PRC tax authorities approved a full income tax exemption for the year 2007 and a 12% income tax rate for years 2008, 2009, and 2010.

At December 31, 2006, CCE had an unrecognized deferred United States income tax liability relating to undistributed earnings of Fujian Zhongde. These earnings are considered to be permanently invested in operations outside the United States. Generally, such earnings become subject to United States income tax upon the remittance of dividends and under certain other circumstances. Determination of the amount of the unrecognized deferred United States income tax liability with respect to such earnings is not practicable because the amount of PRC foreign tax credits available to offset United States income taxes will depend on the timing of future remittances, if any, and such timing is not known or predictable .

The provision for income taxes differs from the amount computed by applying the statutory United States federal income tax rate to income before income taxes. A reconciliation follows:

	Year Ended
	December 31,
	2006	2005
Expected tax at 35%	$725,394	$696,533
Tax effect of unutilized
losses of CCE and CCER	87,607	-
Tax effect of Fujian Zhongde
income taxed at lower rate	(46,457)	(39,802)
Permanent differences	36,150	23,153
Actual provision for income taxes	$802,694	$679,884

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Note 10. Segment Information

The Company operates in one industry segment - the synthesization and distribution of renewable fuel products and specialty chemicals to customers in both the PRC and abroad. Substantially all of the Company’s identifiable assets at December 31, 2006 were located in the PRC.

	Year Ended December 31,
	2006	2005
Specially chemicals products	$10,130,772	$9,799,223
Biodiesel products	3,358,938	240,965
Total	$13,489,710	$10,040,188

Net sales consist of:

In 2006, one customer (for biodiesel products) accounted for 11% of net sales.

In 2005, one customer (for specialty chemicals products) accounted for 18% of net sales.

Note 11. Commitments and Contingencies

Contract for Purchase of Land Use Rights

On December 25, 2006, Fujian Zhongde executed a contract with The Bureau of Jiangyin Industrial Zone in Fujian Province to acquire land use rights for 50 years for certain land located in the Fujian Province of the PRC for a total purchase price of 18,549,000 RMB ($2,378,909 translated at the December 31, 2006 exchange rate). The contract, which is expected to close in year 2007, contemplates a new affiliated company of Fujian Zhongde be formed to build a new biodiesel facility on the land costing approximately $15,000,000. The contract provides for payments of the purchase price in three periods: 50% (or 9,274,500 RMB) by January 4, 2007, another 30% (or 5,564,700 RMB) by March 25, 2007, and the last 20% (or 3,709,800 RMB) by June 25, 2007. On December 25, 2006, Fujian Zhongde paid 741,000 RMB ($95,033 translated at the December 31, 2006 exchange rate) as a deposit. On January 8, 2007, Fujian Zhongde paid an additional 8,533,500 RMB to the above seller of the land use rights.

Registration Rights

In October and November 2006, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share, or $1,300,000 total. The subscription agreements provided registration rights to the subscribers. If CCE fails to (1) file a Registration Statement with the SEC on or prior to 90 days after the Closing, (2) obtain effectiveness of the Registration Statement by the SEC on or prior to 180 days after the Closing, or (3) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, CCE is obligated to pay subscribers “Default Damages” equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to file, or to obtain or maintain the effectiveness of the Registration Statement, as the case may be, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing. If CCE fails to respond to the SEC, within 30 days after receipt, to any questions and comments from the SEC regarding the Registration Statement, CCE is obligated to pay subscribers Default Damages equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to respond to the SEC, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

The Registration Statement was declared effectively by the SEC on July 10, 2007.

PRC Risks

Substantially all of Fujian Zhongde’s business operations are conducted in the PRC and governed by PRC laws and regulations. Because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Note 12. Subsequent Events

Contract for Purchase of Land Use Rights

On November 5, 2007, CCER established a new subsidiary Fujian Zhongde Energy Co., Ltd. (“Zhongde Energy”) to build the biodiesel facility. On December 22, 2007, the acquisition of the land use rights was completed.

Private Placement Financing for $15,000,000

On January 9, 2008, CCE completed a private placement, pursuant to which CCE issued 10,000,000 shares of common stock and five-year warrants to purchase 5,000,000 shares of common stock at an initial exercise price of $2.00 per share for aggregate gross proceeds of $15,000,000. In connection with this private placement, CCE incurred placement agent fees of approximately $1,200,000, and issued the placement agent five-year warrants to purchase an aggregate of 1,200,000 shares of common stock at an initial exercise price of $2.00 per share.

In connection with the private placement, four related parties placed a total of 1,500,000 shares of CCE common stock into an escrow account, with such shares to be released to the investors of this offering if the Company fails to (1) commence the production of biodiesel at its currently proposed production facility in Jiangyin, PRC on or before January 1, 2009, or (2) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should the Company successfully satisfy each of these two milestones, these shares of CCE common stock will be returned to the four related parties.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

In connection with the private placement, CCE entered into a registration rights agreement with the purchasers pursuant to which CCE agreed to provide certain registration rights with respect to the common stock issued and the common stock issuable upon exercise of the warrants. Specifically, CCE agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issued and underlying the warrants on or before February 23, 2008 and to cause such registration statement to be declared effective by the Securities and Exchange Commission on or before May 8, 2008. If (i) the registration statement is not filed on or before February 23, 2008 or (ii) CCE fails to file with the Securities and Exchange Commission a request for acceleration of the registration statement in accordance with Rule 461 promulgated by the Securities and Exchange Commission pursuant to the Securities Act, within five trading days of the date that CCE is notified by the Securities and Exchange Commission that such registration statement will not be “reviewed ” or will not be subject to further review (unless the failure to make such request for acceleration is the result of our determination that events affecting us will require the filing of an amendment to the registration statement), or (iii) the registration statement is not declared effective by the Securities and Exchange Commission on or before May 8, 2008, or (iv) the registration statement ceases to remain continuously effective for more than 15 consecutive calendar days or more than an aggregate of 20 calendar days during any 12-month period after its first effective date, then CCE is subject to liquidated damage payments to the holders of the shares sold in the private placement in an amount equal to either (i) 1% of the aggregate purchase price paid by such purchasers per month of delinquency or (ii) 1% of the number of shares of common stock purchased by such purchasers in the offering per month of delinquency. Notwithstanding the foregoing, in no event shall liquidated damages be paid exceed 6% of the aggregate gross proceeds of the offering or 6% of the aggregate number of shares of common stock issued in the offering, or a combination thereof. In addition, CCE shall not be obligated to pay liquidated damages with respect to any securities that CCE is unable to register pursuant to the authority of the Securities and Exchange Commission with respect to Rule 415 of the Securities Act of 1933, as amended. Pursuant to the registration rights agreement, CCE must maintain the effectiveness of the registration statement from the effective date until the date on which all securities registered under the registration statement have been sold, or are otherwise able to be sold pursuant to Rule 144, subject to CCE’s right to suspend or defer the use of the registration statement in certain events.

Adoption of 2008 Equity Incentive Plan

On January 9, 2008, the Company adopted the 2008 Equity Incentive Plan. The purpose of the 2008 Equity Incentive Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial success. Under the 2008 Equity Incentive Plan, CCE is authorized to issue up to 2,000,000 stock options, 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $2.50 or (ii) 100% of the Fair Market Value of a share of common stock on the date of grant and 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $3.00 or (ii) 100% of the Fair Market Value of a share of common stock on the date of grant. Under the 2008 Equity Incentive Plan, CCE is authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options and all options under the Plan shall vest quarterly over three years. The 2008 Equity Incentive Plan is administered by CCE’S board of directors. On January 9, 2008, CCE granted options to purchase a total of 1,330,000 shares of common stock under the 2008 Equity Incentive Plan to four executive officers. 665,000 options are exercisable at a price of $2.50 per share and 665,000 options are exercisable at a price of $3.00 per share; all 1,330,000 options expire 10 years from the date of grant.

Employment Agreement

On January 9, 2008, the Company entered into a two year employment agreement with its Chief Executive Officer and chairman of the Board of Directors, which agreement shall be automatically renewed for additional one-year periods until either party gives the other written notice of its intent not to renew the agreement at least 90 days prior to the end of the then current term. Pursuant to this agreement, the Chief Executive Officer (the “CEO”) shall receive a salary of approximately $2,473 per month, which amount shall be increased by at least 10% following the one year anniversary of the agreement. If the CEO’s employment is terminated without cause or he resigns for good reason, all unvested options shall vest and the CEO will be entitled to the continuation of benefits and the payment of his salary for 12 months.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Capital Contribution to Fujian Zhongde Energy Co., Ltd.

On January 11, 2008, CCER made a capital contribution of $10,000,000 to Zhongde Energy to fulfill the registered capital investment requirements stipulated by the Fuqing City Foreign Trading and Economy Cooperation Bureau.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Expressed in US Dollars)

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$1,330,791	$2,241,712
Accounts receivable, net of allowance for doubtful accounts of $394,390 and $228,604, respectively	2,645,196	1,768,262
Other receivable - refundable value added taxes	-	24,904
Other receivable - recoverable corporate income taxes	143,101	-
Inventories	712,626	941,933
Advance payments to suppliers	904,318	194,141
Prepaid expenses	41,317	37,696
Total Current Assets	5,777,349	5,208,648

Property , plant and equipment, net	5,056,649	4,692,200

Intangible assets, net	2,383,772	2,430,504
Deposits paid in connection with
contract for purchase of land use rights and related costs	1,951,355	95,033
Total Assets	$15,169,125	$12,426,385

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$648,060	$386,719
Current portion of bank indebtedness	1,190,273	1,282,462
Income taxes payable	-	117,964
Due to related parties	-	6,419
Total current liabilities	1,838,333	1,793,564

Noncurrent portion of bank indebtedness	284,770	-
Due to related parties	-	-
Total Liabilities	2,123,103	1,793,564

Commitments and Contingencies	-	-
Stockholders' Equity
Preferred stock, par value $0.0001 per share, authorized
10,000,000 shares; issued and outstanding 0 shares	-	-
Common stock, par value $0.0001 per share, authorized
90,000,000 shares; issued and outstanding 21,512,269
and 21,512,269 shares, respectively	2,151	2,151
Additional paid-in capital	7,053,834	7,053,834
Retained earnings	5,190,149	3,161,747
Accumulated other comprehensive income (loss)	799,888	415,089
Total stockholders' equity	13,046,022	10,632,821
Total Liabilities and Stockholders' Equity	$15,169,125	$12,426,385

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
(Expressed in US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Net sales of products	$5,459,688	$3,687,425	$14,853,094	$9,800,162
Government subsidy	-	645	-	7,812
Total revenue	5,459,688	3,688,070	14,853,094	9,807,974

Operating Costs and Expenses
Cost of goods sold	4,033,402	2,644,263	10,848,073	7,082,112
Selling and marketing	164,642	100,356	601,933	268,012
General and administrative	345,436	103,172	1,110,813	251,045
Depreciation of property, plant and equipment	18,928	8,934	53,943	25,356
Amortization of intangible assets	36,023	40,816	134,410	163,524
Total operating costs and expenses	4,598,431	2,897,541	12,749,172	7,790,049
Income from Operations	861,257	790,529	2,103,922	2,017,925
Other Income (Expenses)
Interest incomes	1,983	2,473	5,914	6,791
Interest expenses	(28,654	(26,287)	(81,434)	(67,287)
Total Other Income (Expenses)	(26,671	(23,814)	(75,520)	(60,496)
Income before Income Taxes	834,586	766,715	2,028,402	1,957,429
Income Taxes	-	(266,017)	-	(683,963)
Net Income	$834,586	$500,698	$2,028,402	$1,273,466
Other Comprehensive Income
Foreign currency translation adjustment	127,602	100,658	384,799	292,351
Comprehensive Income	$962,188	$601,356	$2,413,201	$1,565,817

Earnings per common share:
Basic	$0.04	$0.03	$0.09	$0.08
Diluted	$0.04	$0.03	$0.09	$0.08

Weighted average number of common shares:
Basic	21,512,269	15,995,000	21,512,269	15,995,000
Diluted	21,512,269	15,995,000	21,512,269	15,995,000

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Statements of Stockholders' Equity
(Expressed in US Dollars)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total

Balance at December 31, 2006	21,512,269	$2,151	$7,053,834	$3,161,747	$415,089	$10,632,821
Net income for the three months						-
ended March 31, 2007				400,706		400,706
Foreign currency translation adjustment					106,964	106,964
Balance at March 31, 2007	21,512,269	2,151	7,053,834	3,562,453	522,053	11,140,491
Net income for the three months						-
ended June 30, 2007				793,110		793,110
Foreign currency translation adjustment					150,233	150,233
Balance at June 30, 2007	21,512,269	2,151	7,053,834	4,355,563	672,286	12,083,834
Net income for the three months						-
ended September 30, 2007				834,586		834,586
Foreign currency translation adjustment					127,602	127,602
Balance at September 30, 2007	21,512,269	$2,151	$7,053,834	$5,190,149	$799,888	$13,046,022

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Nine months ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income	$2,028,402	$1,273,466
Adjustmens to reconcile net income to net cash
provided by (used for) operating activities
Depreciation of proeprty, plant and equipment	398,604	282,226
Amortization of intangible assets	134,410	163,524
Changes in operating assets and liabilities
Accounts receivable, net	(876,934)	(224,110)
Other receivables	(118,197)	-
Due from related parties	(6,419)	(269,141)
Inventory	229,307	689,214
Advance payments to suppliers	(710,177)	-
Prepaid expenses	(3,621)	-
Accounts payable and accrued liabilities	261,341	(259,426)
Income taxes payable	(117,964)	(245,329)
Net cash provided by (used for) operating activities	1,218,752	1,410,424
Cash Flows from Investing Activities
Property, plant and equipment additions	(763,053)	(1,701,617)
Intangible assets additions	-	(541,100)
Deposits paid in connection with contract for purchase of land use rights	(1,856,322)	-
Net cash provided by (used for) investing activities	(2,619,375)	(2,242,717)
Cash Flows from Financing Activities
Capital stock issued for cash	-	50,000
Increase (decrease) in current portion of bank indebtedness	(284,798)	26,725
Increase (decrease) in noncurrent portion of bank indebtedness	477,379	-
Dividends paid	-	(753,420)
Net cash provided by (used for) financing activities	192,581	(676,695)

Effect of exchange rate changes on cash and cash equivalents	297,121	160,117
Increase (decrease) in cash and cash equivalents	(910,921)	(1,348,871)

Cash and cash equivalents, beginning of period	2,241,712	3,175,128

Cash and cash equivalents, end of period	$1,330,791	$1,826,257

Supplemental disclosures of cash flow information:
Interest paid	$81,434	$67,287
Income taxes paid	$-	$683,963

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

NOTE 1 - INTERIM FINANCIAL STATEMENTS

The unaudited financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with instructions to Form 10-QSB. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of September 30, 2007 and the results of operations and cash flows for the periods ended September 30, 2007 and 2006. The financial data and other information disclosed in these notes to the interim financial statements related to these periods are unaudited. The results for the three month period ended September 30, 2007 is not necessarily indicative of the results to be expected for any subsequent quarter of the entire year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the Securities and Exchange Commission’s rules and regulations. These unaudited financial statements should be read in conjunction with our audited financial statements and notes thereto for the year ended December 31, 2006 as included in our report on Form 10-KSB.

NOTE 2 - ORGANIZATION AND BUSINESS

China Clean Energy, Inc. (“CCE”) was incorporated in the State of Delaware on November 12, 2004 under the name Hurley Exploration Inc. (“Hurley”). From inception to October 24, 2006, Hurley was an exploration stage company.

On October 24, 2006, CCE acquired 100% of the issued and outstanding common shares of China Clean Energy Resources Limited (“CCER”) in exchange for 15,995,000 newly issued shares of CCE common stock (the “Share Exchange”). In connection with the Share Exchange, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services (together with the Share Exchange, the “Transaction”).

Prior to the Transaction, as adjusted for a 2.26187510124-for-1 reverse stock split and the cancellation of 8,842,222 post-split shares, CCE had 2,432,269 shares of common stock issued and outstanding. After the Transaction, CCE had 21,082,269 shares of common stock outstanding and the former shareholders of CCER owned 75.87% of the issued and outstanding shares. Accordingly, CCER is considered the acquirer for accounting purposes and the Share Exchange has been accounted for as a “reverse acquisition”.

As a result of the Share Exchange, CCER became a wholly-owned subsidiary of CCE and CCE succeeded to the business of Fujian Zhongde Technology Co., Ltd. (“Fujian Zhongde”). Fujian Zhongde synthesizes and distributes renewable fuel products and specialty chemicals to customers in both the People’s Republic of China (“PRC”) and abroad.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

CCER was formed on February 13, 2006 under the laws of the British Virgin Islands as a holding company to own Fujian Zhongde. Fujian Zhongde was incorporated in the province of Fujian, China, on July 10, 1995 under the name “Fuqing City Zhongde Chemical Industry, Ltd.”. On December 10, 2003, it changed its name to “Fujian Zhong De Technology Stock Co., Ltd”. On January 20, 2006, it changed its name to “Fujian Zhongde Technology Co., Ltd.”

The consolidated financial statements at September 30, 2007 include the accounts of CCE, CCER, and Fujian Zhongde (collectively the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

NOTE 3 - INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Raw materials	$382,111	$430,392
Work in progress and packaging material	24,744	24,065
Finished goods	305,771	487,476
Total Inventories	$712,626	$941,933

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of:

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Land improvements	$486,266	$-
Buildings	2,227,928	2,051,056
Equipment and machinery	4,959,403	4,419,551
Automobiles	37,898	20,529
Office equipment	18,100	13,848
Construction in progress	80,163	449,346
Total	7,809,758	6,954,330
Less accumulated depreciation	(2,753,109)	(2,262,130)
Net	$5,056,649	$4,692,200

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

NOTE 5 - INTANGIBLE ASSETS

Intangible assets, net consist of:

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Land use rights	$1,998,406	$1,949,015
Patents and licenses	1,209,800	1,179,900
Total	3,208,206	3,128,915
Less accumulated amortization	(824,434)	(698,411)
Net	$2,383,772	$2,430,504

NOTE 6 - BANK INDEBTEDNESS

Bank indebtedness consists of:

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
DBS bank under revolving credit agreement,
interest at 115% of PRC prime rate,
secured by certain buildings and land
use rights owned by Fujian Zhongde	$997,664	$1,282,462
DBS bank, interest at 115% of PRC prime rate,
due in monthly installments of principal
and interest of $18,834 through
January 2010, secured by certain buildings
and land use rights	477,379	-

Total	1,475,043	1,282,462
Less current portion	(1,190,273)	(1,282,462)

Noncurrent portion of bank indebtedness	$284,770	$-

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

NOTE 7 - PENSION AND EMPLOYMENT LIABILITIES

At September 30, 2007 and December 31, 2006, the Company had no liability for pension or past employment benefits. The Company does not have a pension or other retirement plan.

NOTE 8 - RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by Fujian Zhongde only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of after-tax income should be set aside prior to payments of dividends as a reserve fund. As a result of these PRC laws and regulations, Fujian Zhongde is restricted in its ability to transfer a portion of its net assets in the form of dividends, loans or advances, which restricted portion amounted to approximately $7,100,000 at September 30, 2007.

NOTE 9 - INCOME TAXES

Income taxes consist of:

	Nine months ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Current:
PRC	$-	$683,963
United States	-	-
Total current	-	683,963
Deferred	-	-
Total	$-	$683,963

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

Fujian Zhongde has been subject to a PRC 33% standard enterprise income tax. In 2006, Fujian Zhongde became a wholly-owned foreign enterprise (“WOFE”). PRC income tax laws provide that certain WOFEs may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter 50% exempt for the next three years. In December 2006, Fujian Zhongde applied for PRC approval of these income tax exemptions. In March 2007, the PRC tax authorities approved a full income tax exemption for the year 2007 and a 12% income tax rate for years 2008, 2009 and 2010.

As at September 30, 2007, CCE had an unrecognized deferred United States income tax liability relating to undistributed earnings of Fujian Zhongde. These earnings are considered to be permanently invested in operations outside the United States. Generally, such earnings become subject to United States income tax upon the remittance of dividends and under certain other circumstances. Determination of the amount of the unrecognized deferred United States income tax liability with respect to such earnings is not practicable because the amount of PRC foreign tax credits available to offset United States income taxes will depend on the timing of future remittances, if any, and such timing is not known or predictable.

The provision for income taxes differs from the amount computed by applying the statutory United States federal income tax rate to income before income taxes. A reconciliation follows:

	Nine months ended
	September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Expected tax at 35%	$709,941	$685,100
Tax effect of unutilized
losses of CCE and CCER	184,044	14,827
Tax effect of Fujian Zhongde
income taxed at lower rate	(893,985)	(39,996)
Permanent differences	-	24,032
Actual provision for income taxes	$-	$683,963

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

NOTE 10 - RELATED PARTY TRANSACTIONS

Fujian Zhongde purchases raw materials from companies affiliated with the Company’s chief executive officer and chairman of the board of directors. In the nine months ended September 30, 2007 and 2006, such purchases totaled $2,565,315 and $2,902,965, respectively. The Company believes that these purchases were transacted at terms no less favorable than those that could have been conducted with unaffiliated third parties.

NOTE 11 - SEGMENT INFORMATION

The Company operates in one industry segment - the synthesization and distribution of renewable fuel products and specialty chemicals to customers in both the PRC and abroad. Substantially all of the Company’s identifiable assets at September 30, 2007 were located in the PRC.

Net sales consist of:

	Nine months ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Specialty chemicals products	$10,856,614	$7,260,080
Biodiesel products	3,996,480	2,540,082
Total	$14,853,094	$9,800,162

In 2007, two customers (for biodiesel products) accounted for 15% and 12%, respectively, of net sales.

In 2006, two customers (for biodiesel products) accounted for 12% and 10%, respectively, of net sales.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Contract for Purchase of Land Use Rights

On December 25, 2006, CCER executed a contract with The Bureau of Jiangyin Industrial Zone in Fujian Province to acquire land use rights for 50 years for certain land located in the Fujian Province of the PRC for a total purchase price of 18,549,000 RMB ($2,467,388 translated at the September 30, 2007 exchange rate).

The contract, which was originally expected to close in June 2007, contemplates a new affiliated company of CCER be formed to build a new biodiesel facility on the land with a total project cost of approximately $15,000,000. The contract originally provided for payments of the purchase price in three periods: 50% (or 9,274,500 RMB) by January 4, 2007, another 30% (or 5,564,700 RMB) by March 25, 2007, and the last 20% (or 3,709,800 RMB) by June 25, 2007. In June 2007, the parties agreed to extend the closing date and due date of the remaining 3,709,800 RMB ($493,478 translated at the September 30, 2007 exchange rate) to December 2007. As of September 30, 2007, the Company has paid 14,839,200 RMB ($1,951,355 translated at the exchange rate on the dates of the respective payments) of the 18,549,000 RMB total purchase price.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

Registration Rights

In October and November 2006, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share, or $1,300,000 total. The subscription agreements provided registration rights to the subscribers. If CCE fails to (1) file a Registration Statement with the SEC on or prior to 90 days after the Closing, (2) obtain effectiveness of the Registration Statement by the SEC on or prior to 180 days after the Closing, or (3) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, CCE is obligated to pay subscribers “Default Damages” equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to file, or to obtain or maintain the effectiveness of the Registration Statement, as the case may be, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing. If CCE fails to respond to the SEC, within 30 days after receipt, to any questions and comments from the SEC regarding the Registration Statement, CCE is obligated to pay subscribers Default Damages equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to respond to the SEC, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing.

The Registration Statement was declared effective by the SEC on July 10, 2007.

PRC Risks

Substantially all of Fujian Zhongde’s business operations are conducted in the PRC and governed by PRC laws and regulations. Because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

Note 13. Subsequent Events

Contract for Purchase of Land Use Rights

On November 5, 2007, CCER established a new subsidiary Fujian Zhongde Energy Co., Ltd. (“Zhongde Energy”) to build the biodiesel facility. On December 22, 2007, the acquisition of the land use rights was completed.

Private Placement Financing for $15,000,000

On January 9, 2008, CCE completed a private placement, pursuant to which CCE issued 10,000,000 shares of common stock and five-year warrants to purchase 5,000,000 shares of common stock at an initial exercise price of $2.00 per share for aggregate gross proceeds of $15,000,000. In connection with this private placement, CCE incurred placement agent fees of approximately $1,200,000, and issued the placement agent five-year warrants to purchase an aggregate of 1,200,000 shares of common stock at an initial exercise price of $2.00 per share.

In connection with the private placement, four related parties placed a total of 1,500,000 shares of CCE common stock into an escrow account, with such shares to be released to the investors of this offering if the Company fails to (1) commence the production of biodiesel at its currently proposed production facility in Jiangyin, PRC on or before January 1, 2009, or (2) record at least $14,000,000 of adjusted net income for the fiscal year ending December 31, 2009. Should the Company successfully satisfy each of these two milestones, these shares of CCE common stock will be returned to the four related parties.

In connection with the private placement, CCE entered into a registration rights agreement with the purchasers pursuant to which CCE agreed to provide certain registration rights with respect to the common stock issued and the common stock issuable upon exercise of the warrants. Specifically, CCE agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issued and underlying the warrants on or before February 23, 2008 and to cause such registration statement to be declared effective by the Securities and Exchange Commission on or before May 8, 2008. If (i) the registration statement is not filed on or before February 23, 2008 or (ii) CCE fails to file with the Securities and Exchange Commission a request for acceleration of the registration statement in accordance with Rule 461 promulgated by the Securities and Exchange Commission pursuant to the Securities Act, within five trading days of the date that CCE is notified by the Securities and Exchange Commission that such registration statement will not be “reviewed ” or will not be subject to further review (unless the failure to make such request for acceleration is the result of our determination that events affecting us will require the filing of an amendment to the registration statement), or (iii) the registration statement is not declared effective by the Securities and Exchange Commission on or before May 8, 2008, or (iv) the registration statement ceases to remain continuously effective for more than 15 consecutive calendar days or more than an aggregate of 20 calendar days during any 12-month period after its first effective date, then CCE is subject to liquidated damage payments to the holders of the shares sold in the private placement in an amount equal to either (i) 1% of the aggregate purchase price paid by such purchasers per month of delinquency or (ii) 1% of the number of shares of common stock purchased by such purchasers in the offering per month of delinquency. Notwithstanding the foregoing, in no event shall liquidated damages be paid exceed 6% of the aggregate gross proceeds of the offering or 6% of the aggregate number of shares of common stock issued in the offering, or a combination thereof. In addition, CCE shall not be obligated to pay liquidated damages with respect to any securities that CCE is unable to register pursuant to the authority of the Securities and Exchange Commission with respect to Rule 415 of the Securities Act of 1933, as amended. Pursuant to the registration rights agreement, CCE must maintain the effectiveness of the registration statement from the effective date until the date on which all securities registered under the registration statement have been sold, or are otherwise able to be sold pursuant to Rule 144, subject to CCE’s right to suspend or defer the use of the registration statement in certain events.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

Adoption of 2008 Equity Incentive Plan

On January 9, 2008, the Company adopted the 2008 Equity Incentive Plan. The purpose of the 2008 Equity Incentive Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial success. Under the 2008 Equity Incentive Plan, CCE is authorized to issue up to 2,000,000 stock options, 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $2.50 or (ii) 100% of the Fair Market Value of a share of common stock on the date of grant and 1,000,000 of which shall have an exercise price per share equal to the greater of (i) $3.00 or (ii) 100% of the Fair Market Value of a share of common stock on the date of grant. Under the 2008 Equity Incentive Plan, CCE is authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options and all options under the Plan shall vest quarterly over three years. The 2008 Equity Incentive Plan is administered by CCE’S board of directors. On January 9, 2008, CCE granted options to purchase a total of 1,330,000 shares of common stock under the 2008 Equity Incentive Plan to four executive officers. 665,000 options are exercisable at a price of $2.50 per share and 665,000 options are exercisable at a price of $3.00 per share; all 1,330,000 options expire 10 years from the date of grant.

Employment Agreement

On January 9, 2008, the Company entered into a two year employment agreement with its Chief Executive Officer and chairman of the Board of Directors, which agreement shall be automatically renewed for additional one-year periods until either party gives the other written notice of its intent not to renew the agreement at least 90 days prior to the end of the then current term. Pursuant to this agreement, the Chief Executive Officer (the “CEO”) shall receive a salary of approximately $2,473 per month, which amount shall be increased by at least 10% following the one year anniversary of the agreement. If the CEO’s employment is terminated without cause or he resigns for good reason, all unvested options shall vest and the CEO will be entitled to the continuation of benefits and the payment of his salary for 12 months.

Capital Contribution to Fujian Zhongde Energy Co., Ltd.

On January 11, 2008, CCER made a capital contribution of $10,000,000 to Zhongde Energy to fulfill the registered capital investment requirements stipulated by the Fuqing City Foreign Trading and Economy Cooperation Bureau.